Exhibit 99.1

Management Proxy Circular and Notice of Annual Meeting of Shareholders

MAY 11, 2016

THOMSON REUTERS™

Letter to Shareholders

TO OUR SHAREHOLDERS,

Throughout the turbulent market conditions of recent years, we never doubted the inherent strengths of our business nor did we question the fundamental attractiveness of the markets in which we operate. Having now returned the company to a solid growth footing, our confidence in and commitment to our strategy has only grown stronger. Ours is a company that sits at the intersection of commerce and regulation, ideally positioned to take advantage of global trends disrupting the industries we serve. We are prioritizing investments behind these opportunities.

Technology is transforming the world of work. And, the velocity of news in this hyper-competitive world continues to accelerate. Our customers have never needed us more. Every day, they rely on Thomson Reuters to deliver the intelligence, technology and human expertise needed to find trusted answers. Our customer-centric, open platform strategy is proving to be the vehicle that can meet those needs, and we have never been better positioned to help them achieve a trifecta - grow revenue, reduce costs and manage risks.

2015 was a milestone year for our company. Growth is the lifeblood of business and our investments to address shifting customer trends began to bear fruit as the company as a whole saw revenue growth from our existing businesses for the first time since 2011. We met or exceeded each financial metric of our external guidance for the fourth consecutive year, which included the highest level of adjusted earnings per share in our history.

Our performance reflected our ability to thrive in difficult market environments, for instance, in Brazil, where we had double digit revenue growth in 2015 despite negative GDP growth. At a time when banks are cutting back and the industry is contracting, our Financial & Risk unit achieved positive net sales for the second consecutive year, while at the same time increased its profitability by delivering significant improvement in EBITDA margin.

2016 will be a year of continued customer-driven growth. Having the understanding and insight into our customers’ biggest challenges allows us to fine tune our pursuit of enabling their success. Therefore, we are prioritizing initiatives and investments toward the following high-growth market segments critical to our customers and where we hold a competitive advantage:

Legal Solutions – Our goal is to become the leader in information and technology solutions that help legal professionals run their organizations and manage compliance and litigation costs. Our Legal business has both a strong product and customer footprint to address this market segment organically.

Global Trade Management – We are leveraging assets from across the enterprise to enable our customers to more efficiently manage their global supply chains.

Risk Solutions – We remain focused on rapidly growing our Risk business and expanding our services in the Financial Crime, Know Your Customer/Know Your Supplier and Enterprise Risk Management sectors.

Global Tax – We will continue to expand our leading solutions to new countries as the global leader in tax software, primarily delivered “in the cloud” via Software-as-a-Service.

These four growth areas represented about 25% of our 2015 revenues and grew double digits last year. Prioritizing our investments toward these “big levers” is a critical stepping stone toward building deeper relationships with our customers. We are changing the nature of our customer conversations and they are beginning to see Thomson Reuters not as a traditional information provider of the past, but as a trusted partner who can help solve their deepest challenges of the future.

Consistent with our strategy to focus on our businesses that sit at the intersection of commerce and regulation, we are pursuing the sale of our Intellectual Property & Science business. We currently expect to close the sale in the second half of 2016.

We are building a platform to support the maximum sustainable level of profitable growth. Revenue growth must translate into increased profitability to enable us to continue to fund investment in our business while also delivering long-term shareholder value. This has required new ways of thinking and working, but we are confident that we are on the right path. In 2015, we saw customer satisfaction and retention rates improve across the company. Our employee engagement scores are improving. And, we explored new initiatives to drive innovation inside and outside of the company.

Confidence in our growth strategy enables us to continue to approach our capital strategy in a consistent and disciplined manner as we seek to balance investing in our business and returning capital to shareholders. Over the last three years, we have returned US$6 billion to shareholders in the form of dividends and share repurchases. In February, we announced our 23rd consecutive annual dividend increase.

Just making the numbers isn’t enough to ensure sustained performance and therefore, we remain highly focused on the organizational health of Thomson Reuters and our people. We are engaging our talent with expanding learning and development programs, making progress on our diversity initiatives and championing our corporate responsibility work which serves to foster a more transparent, ethical and empowered world.

Our strategy is clear and has not changed since we announced our Transformation program in October 2013. Our 2015 results are tangible evidence of progress. Our business has never been better positioned than where it stands today. Overall, the markets we serve remain attractive and dynamic. The breadth and depth of our information assets and deep domain expertise across industries and borders are competitive advantages for us. Our customers trust Thomson Reuters for the answers they need, for the decisions that matter most.

We are grateful for the support of our shareholders, our customers, our employees and for the guidance of our fellow Directors. We are working hard to create a more valuable company for you and we truly believe that Thomson Reuters greatest days lie ahead.

David Thomson Chairman of the Board	James C. Smith President & Chief Executive Officer

Certainstatements in the letter are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of our 2015 annual report as well as in other materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of this date. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

Notice of Annual Meeting of Shareholders of Thomson Reuters Corporation

To our Shareholders,

We are pleased to invite you to attend the 2016 Thomson Reuters annual meeting of shareholders on Wednesday, May 11, 2016 at 12:00 p.m. (Eastern Daylight Time). The meeting will be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada. Following the meeting, a webcast will also be available at www.thomsonreuters.com.

BUSINESS

The business of the meeting will be to:

1.	Receive our consolidated financial statements for the year ended December 31, 2015 and the auditor’s report on those statements;
2.	Elect directors;
3.	Appoint the auditor and authorize the directors to fix the auditor’s remuneration;
4.	Consider an advisory resolution on executive compensation; and
5.	Transact any other business properly brought before the meeting and any adjourned or postponed meeting.

These matters are discussed in more detail in the accompanying management proxy circular. At the meeting, you will also have an opportunity to hear about our 2015 performance and our plans for Thomson Reuters going forward. Shareholders in attendance will have an opportunity to ask questions.

RECORD DATE

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our common shares as of 5:00 p.m. (Eastern Daylight Time) on March 18, 2016.

NOTICE-AND-ACCESS

We are using the “notice-and-access” system for the delivery of our proxy materials through our website, www.thomsonreuters.com, similar to last year’s meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice. Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Shareholders who have already signed up for electronic delivery of proxy materials will continue to receive them by e-mail.

VOTING

Your vote is important. If you’re unable to attend the meeting in person, please vote by proxy. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you. The proxy form contains instructions on how to complete and send your voting instructions. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

If you’re a registered shareholder, our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (Eastern Daylight Time) on Monday, May 9, 2016, or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting. If you’re a registered shareholder and have any questions or need assistance voting your shares, please call Computershare Trust Company of Canada, toll-free in Canada and the United States, at 1.800.564.6253.

Non-registered/beneficial shareholders will be subject to earlier voting deadlines as specified in their proxy or voting instructions.

The Thomson Reuters board considers all of the proposals described in the enclosed materials to be in the best interests of our company. Accordingly, the board unanimously recommends that you cast your vote “FOR” all of these items of business.

Thank you for your continued support of, and interest in, Thomson Reuters.

Very truly yours,

David Thomson Chairman of the Board	James C. Smith President & Chief Executive Officer

March 24, 2016

Management Proxy Circular

WHAT’S INSIDE

Fast Facts About Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets.

Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years.

The table below describes some of our key operating characteristics.

INDUSTRY LEADER • #1 or #2 in most of the market segments that we serve • Deep and broad industry knowledge • Products and services tailored for professionals

BALANCED AND DIVERSIFIED

•    Four distinct core customer groups – our 2015 revenues were: 50% Financial & Risk; 28% Legal; 12% Tax & Accounting; 8% Intellectual Property & Science; and 2% Reuters News

•    Geographical diversity – our 2015 revenues were 63% from the Americas, 27% from Europe, the Middle East and Africa (EMEA) and 10% from Asia Pacific

•    No single customer accounted for more than 1.5% of our 2015 revenues

•    Technology and operating platforms are built to address the global marketplace

ATTRACTIVE BUSINESS MODEL

•    87% of our 2015 revenues were recurring

•    93% of our 2015 revenues were from information delivered electronically, software and services

•    Strong and consistent cash generation capabilities

2015 results:

•   Revenues – US$12.2 billion

•   Adjusted EBITDA margin* – 27.8%

•   Underlying operating profit margin* – 18.8%

•   Adjusted earnings per share (EPS)* – US$2.13

•   Free cash flow* – US$1.8 billion

Stock exchange listings (Symbol: TRI):

Toronto Stock Exchange (TSX)

New York Stock Exchange (NYSE)

Stock prices (2015):

Closing price (12/31/2015): C$52.41/ US$37.85

High: C$55.92 / US$42.64

Low: C$45.29 / US$36.97

Market capitalization (12/31/2015): Over US$28.9 billion Dividend per share (2016 annualized): $1.36 (representing our company’s 23rd consecutive annual increase)

For more information about our company, visit www.thomsonreuters.com

*Non-International Financial Reporting Standards (IFRS) financial measures. Please see the note in the “Additional Information” section of this circular.

About this Circular and Related Proxy Materials

We are providing this circular and proxy materials to you in connection with our annual meeting of shareholders to be held on Wednesday, May 11, 2016. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote by completing the enclosed proxy form.

This circular describes the items to be voted on at the meeting and the voting process and contains additional information about executive compensation, corporate governance practices and other matters that will be discussed at the meeting.

Unless otherwise indicated, all dollar amounts in this circular are expressed in U.S. dollars, and information is as of March 18, 2016. In this circular, the terms “we”, “us” and “our” refer to Thomson Reuters Corporation and our consolidated subsidiaries. The term “Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it.

Please see the “Voting Information” section of this document for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

We are a Canadian company that is considered to be a “foreign private issuer” for U.S. federal securities law purposes. As a result, we have prepared this circular in accordance with applicable Canadian disclosure requirements.

Information contained on our website or any other websites identified in this circular is not part of this circular. All website addresses listed in this circular are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this circular are the property of Thomson Reuters.

Front cover photo credit: REUTERS/Christian Charisius.

Business of the Meeting

HIGHLIGHTS

This year’s meeting will cover the following items of business:

ITEM OF BUSINESS	HIGHLIGHTS					BOARD VOTE RECOMMENDATION
1. Financial statements

Receipt of our 2015 audited financial statements.

•   Our 2015 annual consolidated financial statements are included in our 2015 annual report, which is available in the “Investor Relations” section of our website, www.thomsonreuters.com.

•   Shareholders who requested a copy of the 2015 annual report will receive it by mail or e-mail.

•   Representatives from Thomson Reuters and our independent auditor, PricewaterhouseCoopers LLP, will be available to discuss any questions about our financial statements at the meeting.

						N/A

2. Directors

At the meeting, 13 individuals are proposed to be elected to our board of directors. All of these individuals are currently directors of our company. Manvinder S. Banga has decided not to stand for re-election.

•   A majority of our directors are independent.

•   The roles and responsibilities of the Chairman and the CEO are separate.

•   Shareholders vote annually for individual directors.

The director nominees are:

						For each director nominee
	Name	Director Since	Independent	Affiliated with Principal Shareholder	Thomson Reuters Management
	David Thomson	1988		✓
	James C. Smith	2012			✓
	Sheila C. Bair	2014	✓
	David W. Binet	2013		✓
	Mary Cirillo	2005	✓
	W. Edmund Clark	2015		✓
	Michael E. Daniels	2014	✓
	P. Thomas Jenkins	2014	✓
	Ken Olisa	2008	✓
	Vance K. Opperman	1996	✓
	Barry Salzberg	2015	✓
	Peter J. Thomson	1995		✓
	Wulf von Schimmelmann	2011	✓
3. Auditor	We are proposing to re-appoint PricewaterhouseCoopers LLP as our independent auditor for another year until the 2017 annual meeting of shareholders. Our Audit Committee is directly responsible for overseeing the independent auditor during the year.					For

4. Advisory resolution on executive compensation

We will have a non-binding advisory resolution on executive compensation, which is sometimes called “say on pay”. This will provide you with an opportunity to provide a view on our company’s approach to executive compensation, as described in this circular.

In determining 2015 compensation arrangements for our executive team, the Human Resources (HR) Committee of our board created pay packages which are designed to recognize their various levels of experience and contributions. Most of the compensation arrangements are variable or “at risk” and based on our company’s financial performance. 85% of our CEO’s 2015 target compensation was variable and approximately 74% of the other named executive officers’ 2015 target compensation was variable.

In 2015, base salaries for three of our named executive officers (including our CEO) stayed the same, while base salary increases provided to our other two named executive officers were 2%. Based on our company’s performance (which met or exceeded our external outlook), 2015 annual incentive awards for our named executive officers paid out at approximately 105% of target and performance restricted share units (PRSUs) for the three year period ended December 31, 2015 paid out at approximately 57% of target. As a result, most of our named executive officers received less than their total target direct compensation in 2015.

We believe that our named executive officers’ compensation is aligned with our company’s performance relative to other public companies that we consider to be our peers or comparables.

Please see the “Compensation Discussion and Analysis” section of the circular for additional information.

For
5. Other business	If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.	N/A

Voting Information

Who can vote at the meeting?

If you held common shares as of 5:00 p.m. (Eastern Daylight Time) on March 18, 2016 (the record date), then you are entitled to vote at the meeting or any adjourned or postponed meeting. Each share is entitled to one vote. As of March 18, 2016, there were 756,868,313 common shares outstanding.

We also have 6,000,000 Series II preference shares outstanding, but these shares do not have voting rights at the meeting.

How many votes are required for approval?

A simple majority (more than 50%) of votes cast, in person or by proxy, is required to approve each item of business.

How do I vote?

You have two choices – you can vote by proxy, or you can attend the meeting and vote in person. The voting process is different for each choice. The voting process also depends on whether you are a registered or non-registered shareholder.

You should first determine whether you are a registered or non-registered holder of our common shares. Most of our shareholders are non-registered holders.

•	You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.
•	You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if:

¡	your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or
¡	you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

Non-registered shareholders are sometimes referred to as “beneficial owners”.

VOTING BY PROXY

If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you.

Non-registered shareholders

If you are a non-registered shareholder who receives a proxy form or voting instruction form (VIF), you should follow your intermediary’s instruction for completing the form. Holders of Depositary Interests will receive a voting form of instruction or direction from Computershare Investor Services PLC.

Registered shareholders

•	You may authorize our directors who are named on the enclosed proxy form to vote your shares as your proxyholder. You may give voting instructions by mail, the Internet or telephone. Please refer to your proxy form for instructions.
•	You may appoint another person to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you can appoint your proxy by mail or through the Internet. If you mail the proxy form, you must print that person’s name in the blank space provided on the back of the enclosed proxy form and you should indicate how you want your shares voted. Sign, date and return the proxy form in the envelope provided. If you vote through the Internet, you may also appoint another person to be your proxyholder. You may choose anyone to be your proxyholder; the person does not have to be another shareholder. You may be able to appoint more than one proxyholder, provided that each proxyholder is entitled to exercise the rights attaching to different shares held by you. If you do appoint more than one proxyholder, you must do so by mail, and please enter the number of shares next to the proxyholder’s name that he or she is entitled to vote. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare Trust Company of Canada when they arrive at the meeting.

VOTING IN PERSON

Non-registered shareholders

You should do one of the following if you plan to attend the meeting:

•	If you have received a proxy form from your intermediary, insert your own name in the blank space provided on the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the proxy form, you must sign and date it. Follow your intermediary’s instructions for returning the proxy form; or
•	If you have received a VIF from your intermediary, follow your intermediary’s instructions for completing the form.

Registered shareholders

You do not need to do anything except attend the meeting. Do not complete or return your proxy form, as your vote will be taken at the meeting. You should register with representatives of Computershare Trust Company of Canada when you arrive at the meeting. If you wish to vote common shares registered in the name of a legal entity, that entity must submit a properly executed proxy form to Computershare Trust Company of Canada by the proxy cut-off time which appoints you to vote the common shares on its behalf.

Can I vote my shares by filling out and returning the notice?

No. The notice sets forth the items to be voted on at the meeting, but you cannot vote by marking the notice and returning it. The notice provides instructions on how to vote.

What’s the deadline for receiving my proxy or voting instructions?

If you are a registered shareholder, your proxy or voting instructions must be received by 5:00 p.m. (Eastern Daylight Time) on Monday, May 9, 2016.

Non-registered shareholders may be subject to earlier deadlines as specified in their proxy or voting instructions.

If the meeting is adjourned or postponed, the proxy cut-off deadline will be no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy form. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed our directors named on the enclosed proxy form as your proxyholder, and you have not specified how you want your shares to be voted, your shares will be voted FOR each of the items of business described in this circular.

What happens if any amendments are properly made to the items of business to be considered or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

Non-registered shareholders

You may revoke your proxy or voting instructions by sending written notice to your intermediary, so long as the intermediary receives your notice at least seven days before the meeting (or as otherwise instructed by your intermediary). This gives your intermediary time to submit the revocation to Computershare Trust Company of Canada. If your revocation is not received in time, your intermediary is not required to act on it.

Registered shareholders

You may revoke your proxy or voting instructions in any of the following ways:

•	By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Monday, May 9, 2016. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting;

•	By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

¡	To the offices of Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Tuesday, May 10, 2016. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting; or
¡	To the Chair of the meeting before the meeting starts; or
¡	In any other manner permitted by law.

Who is soliciting my proxy and distributing proxy-related materials?

Thomson Reuters management and directors may solicit your proxy for use at the meeting and any adjourned or postponed meeting. Our management and directors may solicit proxies by mail and in person. We are paying all costs of solicitation. We are not sending proxy-related materials directly to non-objecting beneficial owners and we plan to have such materials distributed by intermediaries. We are paying for intermediaries to send proxy-related materials to both non-objecting beneficial owners and objecting beneficial owners.

Is my vote confidential?

Yes. Our registrar, Computershare Trust Company of Canada, independently counts and tabulates the proxies to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

Voting results

Following the meeting, we will post the voting results in the “Investor Relations” section of our website, www.thomsonreuters.com. We will also file a copy of the results with the Canadian securities regulatory authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov. For more information, see the “Additional Information” section of this circular.

Annual and Quarterly Financial Statements and

Related MD&A

Our annual and quarterly reports and earnings releases are available in the “Investor Relations” section of our website, www.thomsonreuters.com. Please also see the “Electronic Delivery of Shareholder Communications” section below for information about electronic delivery of these reports and other shareholder communications.

Notice-and-Access

Why did I receive a notice in the mail regarding the website availability of this circular and proxy materials?

We are using the “notice-and-access” system for the delivery of our proxy materials through our website, similar to last year’s meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Why didn’t I receive a printed notice in the mail about the website availability of the proxy materials?

Shareholders who previously signed up for electronic delivery of our proxy materials will continue to receive them by e-mail and will not receive a printed notice in the mail.

How do I vote under the “notice-and-access” system?

The voting process is the same as described in the “Voting Information” section of this circular. You have two choices – you can vote by proxy, or you can attend the meeting and vote in person.

Electronic Delivery of Shareholder Communications

Does Thomson Reuters provide electronic delivery of shareholder communications?

Yes. Electronic delivery is a voluntary program for our shareholders. Under this program, an e-mail notification (with links to the documents posted on our website) is sent to you.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

How can I enroll for electronic delivery of shareholder communications?

For most non-registered shareholders (other than holders of our Depositary Interests), please go to www.proxyvote.com for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on your voting instruction form/proxy form.

If you are a registered shareholder, please go to www.computershare.com/eDelivery and click on “eDelivery Signup”. You will need information from your proxy form to register.

Principal Shareholder and Share Capital

As of March 18, 2016, Woodbridge beneficially owned 452,038,076 of our common shares, or approximately 59.7% of our outstanding common shares. Woodbridge is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of our company’s common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

Note 29 to our 2015 annual consolidated financial statements provides information on certain transactions that we entered into with Woodbridge in 2015 and 2014.

To our knowledge, no other person beneficially owns, directly or indirectly, 10% or more of our common shares.

About Our Directors

This section includes the following information:

•	Profiles for each director nominee;
•	Compensation that we paid to our directors in 2015; and
•	Our corporate governance structure and practices.

HIGHLIGHTS

•	A majority of our directors are independent;
•	The roles and responsibilities of the Chairman and the CEO are separate; and
•	All of the nominees are currently directors of our company.

Voting

You will be asked to vote for each director on an individual basis. Each nominee is proposed to be elected for a term ending at our 2017 annual meeting of shareholders. All of the nominees are currently directors of our company. Each nominee was elected at our 2015 annual meeting of shareholders, with the exception of W. Edmund Clark and Barry Salzberg, who were appointed to the board in September 2015. Profiles for each nominee are provided on the following pages.

The board unanimously recommends that you vote FOR the election of the following 13 nominees to the Thomson Reuters board of directors: David Thomson, James C. Smith, Sheila C. Bair, David W. Binet, Mary Cirillo, W. Edmund Clark, Michael E. Daniels, P. Thomas Jenkins, Ken Olisa, OBE, Vance K. Opperman, Barry Salzberg, Peter J. Thomson and Wulf von Schimmelmann.

Management does not believe that any of the nominees will be unable to serve as a director but, if this should occur for any reason prior to the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

Following the meeting, we will issue a press release that includes the number of votes cast for and withheld from each individual director.

Manvinder S. Banga has decided not to stand for re-election. Mr. Banga has been a director of our company since 2009. We thank him for his contributions to Thomson Reuters.

Majority voting policy

We have a majority voting policy that applies to the election of directors at the annual meeting of shareholders. This means that if a director receives more “withhold” votes than “for” votes at the meeting, then the director will immediately tender his or her resignation to the Chairman. This would be effective if accepted by the board. The Corporate Governance Committee will consider a director’s offer to resign and make a recommendation to the board as to whether to accept it. The board will accept resignations, except in exceptional circumstances. The board will have 90 days from the annual meeting to make and publicly disclose its decision by news release either to accept or reject the resignation (including reasons for rejecting the resignation, if applicable).

Director qualifications

We believe that all of the director nominees possess character, integrity, judgment, business experience, a record of achievement and other skills and talents which enhance the board and the overall management of the business and affairs of Thomson Reuters. Each director nominee has an understanding of our company’s principal operational and financial objectives, plans and strategies, financial position and performance and the performance of Thomson Reuters relative to our principal competitors. The Corporate Governance Committee considered these qualifications in determining to recommend the director nominees for election. Additional information is provided in the individual director profiles below and in the “Corporate Governance Practices – Corporate Governance Committee” section of this circular, which contains a “skills matrix” highlighting individual director skills and experiences.

Independence

A majority of the board is independent. Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In March 2016, the board conducted its annual assessment of the independence of each of its current members and determined that 9 of the 14 directors (approximately 64%) serving on the board are independent. If all of the 13 proposed nominees are elected, then 8 of the 13 directors (approximately 62%) will be independent. In determining independence, the board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The board also reviewed the results of questionnaires completed by directors.

In order for the board to function independently from management:

•	The roles and responsibilities of the Chairman (David Thomson) and the CEO (Jim Smith) are separate;
•	We have a Lead Independent Director (Vance K. Opperman); and
•	The Audit Committee is comprised entirely of independent directors (as required by applicable law) and the Corporate Governance Committee and Human Resources Committee each have a majority of independent directors.

Director Independence
Name of Director	Management	Independent	Not Independent	Reason for Non-Independence
David Thomson			✓	A Chairman of Woodbridge, the principal shareholder of Thomson Reuters
James C. Smith	✓		✓	President & Chief Executive Officer of Thomson Reuters
Sheila C. Bair		✓
Manvinder S. Banga(1)		✓
David W. Binet			✓	President of Woodbridge, the principal shareholder of Thomson Reuters
Mary Cirillo		✓
W. Edmund Clark			✓	Acts as advisor to the trustee of the 2013 TIL Settlement and the Thomson family on issues that arise under Kenneth R. Thomson’s estate arrangements and periodically also advises Woodbridge, the principal shareholder of Thomson Reuters
Michael E. Daniels		✓
P. Thomas Jenkins		✓
Ken Olisa, OBE		✓
Vance K. Opperman		✓
Barry Salzberg		✓
Peter J. Thomson			✓	A Chairman of Woodbridge, the principal shareholder of Thomson Reuters
Wulf von Schimmelmann		✓
Total	1	9	5

1	Mr. Banga has decided not to stand for re-election.

None of Messrs. D. Thomson, Binet or P. Thomson is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the board determined in March 2016 that these relationships were immaterial.

Interlocking Directorships

We do not have any directors who serve together on boards of other public companies. The board has adopted a policy that no more than two of our directors may serve together on the boards of other public companies without the consent of the Corporate Governance Committee.

Service on Other Boards

Our directors are not restricted from serving on the boards of other public or private companies so long as their commitments do not materially interfere with or are not incompatible with, their ability to fulfill their duties as a member of our company’s board. However, directors must receive approval from the Chair of the Corporate Governance Committee in advance of accepting an invitation to serve on the board of another public company and must notify the Chair of the Corporate Governance Committee in connection with accepting an invitation to serve on the board of a for-profit private company that is not a family business. The Corporate Governance Committee monitors the outside boards that our directors sit on to determine if there are circumstances that would impact a director’s ability to exercise independent judgment and to ensure that a director has sufficient time to fulfill his or her commitments to Thomson Reuters.

Tenure

Our board has not adopted a mandatory retirement age or term limits for individual directors. We believe that individuals can continue to remain effective directors beyond a mandated retirement age or maximum period of service. Without having a mandatory retirement age or term limits, we have experienced turnover on our board that has brought directors with new perspectives and approaches. This has complemented the depth of knowledge and insight about our company and business operations that some of our more long-standing directors have developed over time. Of the 13 directors proposed to be elected at this year’s meeting, only five (approximately 38%) were members of our board in 2008 when Thomson Reuters was formed. The following table shows the tenure of our director nominees on our board.	The average tenure of all director nominees is 8.3 years and the average tenure of nominees who are considered independent is 6.4 years

Two of our directors who have been members of the board for more than 10 years (David Thomson and Peter Thomson) are affiliated with our company’s principal shareholder, Woodbridge.

Countries of Residence

The following table shows the countries where our director nominees ordinarily reside.

NOMINEE INFORMATION

The following provides information regarding the 13 director nominees who are proposed to be elected at the meeting, including a brief biography, city and country of residence, the year that they were appointed to our board, independence status, primary areas of expertise, committee membership, attendance at board and committee meetings in 2015 and ownership of Thomson Reuters securities.

In the director nominee profiles on the following pages, “securities held” by a director nominee includes common shares over which a director exercised control or direction, and the number of restricted share units (RSUs), deferred share units (DSUs) and options held by, or credited to, each individual as of March 18, 2016. Information regarding common shares beneficially owned does not include shares that may be obtained through the exercise or vesting of options, RSUs or DSUs. Each director nominee provided us with information about how many common shares he or she beneficially owns. The market value of shares beneficially owned is based on the closing price of our common shares on the New York Stock Exchange (NYSE) on March 18, 2016, which was $39.24. The market value of DSUs is also based on the closing price of our common shares on the NYSE on that date. We have also included information about each director nominee’s ownership of Thomson Reuters common shares and DSUs as of March 18, 2016 as a multiple of their annual retainer. Additional information about director share ownership guidelines is provided later in this section.

David Thomson[1] Age: 58 Toronto, Ontario, Canada Director since 1988 Non-independent Primary areas of expertise: investment management, retail, media/publishing

DAVID THOMSON

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University.

	Board/committee membership	2015 attendance		Other public company board memberships
	Board	5 of 5	100%	–
	Total	5 of 5	100%
	Securities held[2]				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 37,130	Options –	37,130	$1,456,981	–

1   David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2  David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

James C. Smith Age: 56 Stamford, Connecticut, United States Director since 2012 Non-independent Primary areas of expertise: operations, international business and media/publishing

JAMES C. SMITH

James C. Smith has been President & Chief Executive Officer since January 2012. Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters Group PLC (Reuters) by The Thomson Corporation (Thomson) in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Mr. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson. Mr. Smith received a BA from Marshall University.

	Board/committee membership	2015 attendance		Other public company board memberships
	Board	5 of 5	100%	Pfizer Inc.
	Total	5 of 5	100%
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of base salary[1]
	Common shares 281,391	RSUs 548,080	DSUs 184,819	Options 4,194,380	466,210	$18,294,080	11.8x
	1 Reflects Mr. Smith’s ratio under his executive ownership guidelines, which is based on a multiple of his salary.

Sheila C. Bair Age: 61 Kennedyville, Maryland, United States Director since 2014 Independent Primary areas of expertise: international business, finance, operations, legal

SHEILA C. BAIR

Sheila C. Bair is President of Washington College. Ms. Bair is also Senior Advisor to DLA Piper, an international law firm. Prior to her appointment as President of Washington College in August 2015, she was Senior Advisor to The Pew Charitable Trusts for four years. Prior to August 2011, she was the Chair of the Federal Deposit Insurance Corporation, where she served in that capacity from June 2006 to July 2011. From 2002 to 2006, she was the Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst. She also served as Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury from 2001 to 2002, Senior Vice President for Government Relations of the New York Stock Exchange from 1995 to 2000, Commissioner of the Commodity Futures Trading Commission from 1991 to 1995, and as counsel to Kansas Republican Senate Majority Leader Bob Dole from 1981 to 1988. Ms. Bair has a bachelor’s degree and law degree from the University of Kansas.

	Board/committee membership	2015 attendance		Other public company board memberships
	Board	5 of 5	100%	Host Hotels & Resorts Inc.
	Audit	7 of 7	100%
	Total	12 of 12	100%
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 4,908	Options –	4,908	$192,589	0.96x

David W. Binet Age: 58 Toronto, Ontario, Canada Director since January 2013 Non-independent Primary areas of expertise: legal, media/publishing, investment management

DAVID W. BINET

David W. Binet is Deputy Chairman of Thomson Reuters. He is also President and Chief Executive Officer and a director of Woodbridge, the Thomson family investment company. Prior to January 1, 2013, he held a number of senior positions at Woodbridge between 1999 and 2012, including Chief Operating Officer. Mr. Binet is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. Mr. Binet is also Chairman of the Thomson Reuters Foundation. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. Mr. Binet has a law degree from McGill University, a BA from Queen’s University and a graduate degree in journalism from Northwestern University.

	Board/committee membership	2015 attendance		Other public company board memberships
	Board	5 of 5	100%	–
	Corporate Governance	4 of 4	100%
	HR	6 of 6	100%
	Total	15 of 15	100%
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 262,586	RSUs –	DSUs 11,933	Options –	274,519	$10,772,125	53.86x

Mary Cirillo Age: 68 New York, New York, United States Director since 2005 Independent Primary areas of expertise: technology, finance, operations, international business

MARY CIRILLO

Mary Cirillo is a corporate director. Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, she was a senior banking executive at Bankers Trust and Citibank for over 20 years. Ms. Cirillo is a member of the Advisory Board of Hudson Venture Partners, L.P., a venture capital firm, and serves on the boards of several cultural and educational organizations. She has a BA from Hunter College.

	Board/committee membership	2015 attendance		Other public company board memberships
	Board	4 of 5	80%	ACE Ltd.
	Corporate Governance	3 of 4	75%
	HR	5 of 6	83%
	Total	12 of 15	80%
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 15,594	RSUs –	DSUs 29,990	Options –	45,584	$1,788,716	8.94x

W. Edmund Clark Age: 68 Toronto, Ontario, Canada Director since September 2015 Non-independent Primary areas of expertise: executive leadership, finance, human resources, strategy

W. EDMUND CLARK

W. Edmund Clark is a corporate director. Mr. Clark served as Group President and Chief Executive Officer of TD Bank Group from 2002 until his retirement in November 2014. He is chair of the Advisory Board for the School of Public Policy and Governance at the University of Toronto. In 2014, Mr. Clark was elected to the Board of Trustees of the Brookings Institute. In 2015, Mr. Clark was appointed as business advisor to the Premier of Ontario. Mr. Clark has a BA from the University of Toronto, and an MA and Doctorate in Economics from Harvard University. In 2010, he was made an Officer of the Order of Canada, one of the country’s highest distinctions.

	Board/committee membership	2015 attendance		Other public company board memberships
	Board	2 of 2	100%	–
	HR	2 of 2	100%
	Total	4 of 4	100%
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 20,000	RSUs –	DSUs 2,835	Options –	22,835	$896,045	4.48x

Michael E. Daniels Age: 60 Hilton Head Island, South Carolina, United States Director since 2014 Independent Primary areas of expertise: international business, finance, operations, technology

MICHAEL E. DANIELS

Michael E. Daniels is a corporate director. In March 2013, Mr. Daniels retired as Senior Vice President and Group Executive IBM Services after 36 years with the company where he directed IBM’s consulting, systems integration, application management, cloud computing and outsourcing services around the globe. Mr. Daniels also held a number of senior leadership positions in his career at IBM, including General Manager of Sales and Distribution Operations of the Americas as well as leading Global Services in the Asia Pacific region. Mr. Daniels has a bachelor’s degree in political science from Holy Cross College and is also a trustee of Holy Cross.

	Board/committee membership	2015 attendance		Other public company board memberships
	Board	4 of 5	80%	SS&C Technologies Holdings, Inc.
	HR	4 of 6	67%	Tyco International Ltd.
	Corporate Governance	2 of 2	100%
	Total	10 of 13	77%
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 2,924	RSUs –	DSUs 5,416	Options –	8,340	$327,261	1.64x

Paul Thomas Jenkins Age: 56 Canmore, Alberta, Canada Director since 2014 Independent Primary areas of expertise: technology, finance, operations, international business

PAUL THOMAS JENKINS

Paul Thomas Jenkins is Chairman of OpenText Corporation, a multinational enterprise software firm. He has served as a director of OpenText since 1994 and as its Chairman since 1998. From 1994 to 2005, Mr. Jenkins was President and Chief Executive Officer, and then from 2005 to 2013, Executive Chairman and Chief Strategy Officer of OpenText. Prior to that, Mr. Jenkins was employed in technical and managerial capacities at a variety of technology companies dating back to the late 1970s. Mr. Jenkins has an MBA from Schulich School of Business at York University, an M.A.Sc. in electrical engineering from the University of Toronto and a B.Eng. & Mgt. in Engineering Physics and Commerce from McMaster University.

	Board/committee membership	2015 attendance		Other public company board memberships
	Board	5 of 5	100%	OpenText Corporation
	Audit	7 of 7	100%	TransAlta Corporation
	Total	12 of 12	100%	Manulife Financial
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 9,918	Options –	9,918	$389,182	1.95x

Ken Olisa, OBE Age: 64 London, United Kingdom Director since 2008 Independent Primary areas of expertise: technology, operations, finance, international business

KEN OLISA, OBE

Ken Olisa, OBE, is Founder and Chairman of Restoration Partners, a boutique technology merchant bank advising and investing in IT companies. He joined the board of Reuters in 2004. From 1992 to 2006, Mr. Olisa was Chair and CEO of Interregnum PLC, a public technology merchant bank. Prior to that, and following a career at IBM, he was a senior executive for over 10 years at Wang Labs. From 1998 to 2008, Mr. Olisa was also a director of Open Text Corporation and of Eurasian Natural Resources Corporation from 2007 until 2011. He is Chairman of London-listed Outsourcery plc and serves on the boards of several U.K. not-for-profit organizations. Effective May 2015, Mr. Olisa has been appointed as Her Majesty’s Lord-Lieutenant of Greater London. He has a MA from Fitzwilliam College, Cambridge.

	Board/committee membership	2015 attendance		Other public company board memberships
	Board	5 of 5	100%	Outsourcery plc
	Audit	6 of 7	86%
	Total	11 of 12	92%
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 4,181	RSUs –	DSUs 6,452	Options –	10,633	$417,238	2.09x

Vance Opperman Age: 73 Minneapolis, Minnesota, United States Director since 1996 Independent Primary areas of expertise: legal, operations, finance, media/publishing, investment management

VANCE OPPERMAN

Vance Opperman is Lead Independent Director of Thomson Reuters. He is also President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves as Lead Independent Director of TCF Financial Corporation. He also serves on the board of several educational and not-for-profit organizations. He has a law degree from the University of Minnesota and practiced law for many years.

	Board/committee membership	2015 attendance		Other public company board memberships
	Board	5 of 5	100%	TCF Financial Corporation
	Audit	7 of 7	100%
	Corporate Governance	4 of 4	100%
	HR	2 of 2	100%
	Total	18 of 18	100%
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 50,000	RSUs –	DSUs 93,264	Options –	143,264	$5,621,679	28.11x

Barry Salzberg Age: 62 Warren, New Jersey, United States Director since September 2015 Independent Primary areas of expertise: accounting/audit, operations, international business

BARRY SALZBERG

Barry Salzberg is a corporate director. Mr. Salzberg served as the Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited from 2011 until his retirement in May 2015. He joined Deloitte in 1977 and his roles included Chief Executive Officer and Managing Partner of the firm’s U.S. operations. He is currently a Professor at Columbia Business School. Mr. Salzberg is a board member of New Profit, Inc. and College Summit, and he previously served as Chairman of the United Way Worldwide and Chairman of the Board of the YMCA of Greater New York. He has a BS in Accounting from Brooklyn College, a JD from Brooklyn Law School, and an LLM in Taxation from New York University School of Law.

	Board/committee membership	2015 attendance		Other public company board memberships
	Board	2 of 2	100%	–
	Audit	1 of 1	100%
	Total	3 of 3	100%
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 2,835	Options –	2,835	$111,245	0.56x

Peter J. Thomson[1] Age: 50 Toronto, Ontario, Canada Director since 1995 Non-independent Primary areas of expertise: investment management, science, technology

PETER J. THOMSON

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario.

	Board/committee membership	2015 attendance		Other public company board memberships
	Board	5 of 5	100%
	Total	5 of 5	100%
	Securities held[2]				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 6,259	Options –	6,259	$245,603	–

1   David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2  David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

Wulf von Schimmelmann Age: 69 Munich, Germany Director since 2011 Independent Primary areas of expertise: finance, operations, international business

WULF VON SCHIMMELMANN

Wulf von Schimmelmann was Chief Executive Officer of Deutsche Postbank AG from 1999 to 2007, where he transformed the organization from a check processing division of Deutsche Post to one of Germany’s leading retail banks. Since 2008, he has served as Chairman of the Supervisory Board of Deutsche Post DHL AG, an international leader in mail and logistics services. He also serves as a member of the Supervisory Board of Maxingvest AG and a member of the Supervisory Board of Allianz Deutschland AG. Prior to his lengthy career in banking, he was a partner at McKinsey & Co., working in Switzerland, the US and Germany. Mr. von Schimmelmann was also previously a director of Western Union Company, a member of the Supervisory Board of Deutsche Teleknow and Chair of BAWAG P.S.K. Mr. von Schimmelmann received a degree in economic sciences and his Ph.D. in economics from the University of Zurich.

	Board/committee membership	2015 attendance		Other public company board memberships
	Board	5 of 5	100%	Accenture plc
	Audit	7 of 7	100%	Deutsche Post DHL AG
	Total	12 of 12	100%	Allianz Deutschland AG
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 21,023	Options –	21,023	$824,942	4.12x

DIRECTOR COMPENSATION AND SHARE OWNERSHIP

Approach and Philosophy

Our approach and philosophy for director compensation is to:

•	align the interests of our directors with those of our shareholders; and
•	provide competitive compensation.

The compensation program for our directors takes into account:

•	the size, scope and complexity of our organization;
•	the time commitment required of directors to serve on the board and one or more board committees, as applicable (including board/committee meetings and travel to and from board/committee meetings and site visits);
•	the experience and skills of our directors;
•	compensation levels for boards of directors of other large comparable U.S. and Canada-based multinational public companies in order for amounts paid to our directors to be competitive to attract new candidates and to retain existing directors;
•	an increasing trend in U.S. and Canadian public company director compensation programs to require a combination of mandatory and optional equity components to further align directors’ interests with shareholders; and
•	our desire to have a flat fee structure.

Our Corporate Governance Committee is responsible for periodically reviewing the adequacy and form of directors’ compensation. In 2015, the Corporate Governance Committee decided not to change the form or amount of director compensation. Our director compensation program was recently reviewed in February 2016 and the Corporate Governance Committee approved certain compensation changes effective in May 2016, as discussed below.

In periodically benchmarking director compensation, the Corporate Governance Committee evaluates publicly available data related to director compensation paid by U.S. public companies in the S&P 500 index and Canadian public companies in the S&P/TSX 60 index, as our company’s board is primarily comprised of directors from the U.S. and Canada. U.S. board compensation is generally higher than Canadian companies.

We do not grant stock options or performance restricted share units (PRSUs) to our non-management directors. In addition, we do not provide our non-management directors with retirement/pension benefits, healthcare coverage or perquisites.

As discussed later in this section, we require our directors to hold a minimum value of common shares and/or deferred share units (DSUs) and our director compensation program encourages directors to invest in our company beyond their minimum ownership requirements.

Our directors have a mandatory equity component for their compensation

Components of Director Compensation

The table below sets forth the annual retainers that were payable to our directors in 2015. Directors do not receive separate attendance or meeting fees. Chairs of the Audit Committee and HR Committee receive additional fees given their increased responsibilities and workloads. Additional information regarding the different components of our director compensation structure is provided following this table.

2015 ($)
Non-management directors	200,000 ($50,000 of which is required to be paid in deferred share units, or DSUs)
Chairman of the Board	600,000
Additional retainers
Deputy Chairman of the Board	150,000 (payable in DSUs)
Lead Independent Director	150,000 (payable in DSUs)
Committee chairs
Audit	30,000 (payable in DSUs)
Corporate Governance	Reflected in Lead Independent Director fee
HR	30,000 (payable in DSUs)

Retainers / Mandatory Equity Component

We require a minimum of $50,000 of each director’s $200,000 annual retainer to be paid in equity in the form of DSUs. Our non-management directors then elect to receive the remaining $150,000 of their $200,000 annual retainer in the form of DSUs, common shares or cash (or a mix thereof).

DSUs

Each DSU has the same value as one common share, though DSUs do not have voting rights. DSUs are not performance-based units. If a director elects to receive DSUs, units representing the value of common shares are credited to the director’s account. DSUs accumulate additional units based on notional equivalents of dividends paid on our common shares. DSUs are fully vested upon grant, but they are only settled (in the form of common shares or cash, at the election of the director) following termination of the director’s board service. Any common shares delivered to a director in connection with the settlement of DSUs are purchased in the open market.

Common Shares

If a director elects to receive common shares, the amount (net of withholding taxes) is provided to our broker who uses such amount to buy shares in the open market.

Committee Fees

Committee chair fees, which are payable entirely in DSUs, are reflected in the table above.

Chairman and Deputy Chairman Retainer

The Chairman’s annual retainer is $600,000. The Deputy Chairman’s annual retainer is $150,000, which is payable entirely in DSUs. The Deputy Chairman also receives the same annual $200,000 retainer paid to other non-management directors. Additional information about the Chairman and the Deputy Chairman is provided later in the “Corporate Governance Practices” section of this circular.

Lead Independent Director Retainer

The Lead Independent Director’s annual retainer is $150,000, which is payable entirely in DSUs and is inclusive of the fee for chairing one committee. The Lead Independent Director also receives the same annual $200,000 retainer paid to other non-management directors. Additional information about the Lead Independent Director is provided later in the “Corporate Governance Practices” section of this circular.

2016 Director Compensation Changes

After the 2016 annual meeting, annual retainers for the chairs of the Audit Committee and HR Committee will be increased from $30,000 to $50,000, payable entirely in DSUs. No other changes to the form or amount of director compensation have been made.

Total Director Compensation

The table below reflects compensation earned by our directors in 2015. Approximately 73% of 2015 director compensation was paid in DSUs and common shares. Messrs. Clark and Salzberg were appointed to the board on September 16, 2015. Mr. Denning did not stand for re-election at last year’s meeting and his term as a director ended on May 6, 2015.

As President and CEO of Thomson Reuters, Mr. Smith does not receive compensation for his service as a director. Information regarding Mr. Smith’s 2015 compensation is set forth in the “Executive Compensation” section of this circular.

	FEES EARNED ($)
Director	Cash	DSUs	Common Shares	All Other Compensation ($)	Total ($)
David Thomson	–	600,000	–	–	600,000
Sheila C. Bair	105,000	95,000	–	–	200,000
Manvinder S. Banga	–	50,000	150,000	–	200,000
David W. Binet	150,000	200,000	–	–	350,000
Mary Cirillo(1)	–	230,000	–	–	230,000
W. Edmund Clark(2)	–	58,082	–	–	58,082
Michael E. Daniels	–	125,000	75,000	–	200,000
Steven A. Denning(3)	–	17,260	51,781	–	69,041
P. Thomas Jenkins	–	200,000	–	–	200,000
Ken Olisa, OBE	112,500	87,500	–	–	200,000
Vance K. Opperman(4)	–	380,000	–	–	380,000
Barry Salzberg(2)	–	58,082	–	–	58,082
Peter J. Thomson	150,000	50,000	–	–	200,000
Wulf von Schimmelmann	50,000	150,000	–	–	200,000
Total	567,500	2,300,924	276,781	–	3,145,205

(1)	Includes fees for serving as Chair of the HR Committee.
(2)	Reflects service as a director from September 16, 2015 to December 31, 2015.
(3)	Reflects service as a director from January 1, 2015 through May 6, 2015.
(4)	Includes fees for serving as the Lead Independent Director and Chair of the Corporate Governance Committee.

Stock Option and RSU Grants

Our non-management directors are not eligible to receive stock option grants and no non-management director currently holds any options. None of our non-management directors currently hold RSUs. Options and RSUs held by Mr. Smith are described later in the circular.

Share Ownership Guidelines

Directors are required to hold common shares and/or DSUs having a value equal to three times their annual $200,000 retainer by the later of five years from the date of their initial appointment to the Thomson Reuters board and January 1, 2017. Share prices of all public companies are subject to market volatility. As a result, director share ownership guidelines reflect a “once met, always met” standard. This means that if a director has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the director will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

Ownership of common shares and DSUs by our director nominees can be found in each nominee’s biography in this circular. David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge. As of March 18, 2016, Woodbridge beneficially owned approximately 59.7% of our common shares. For more information, see the “Principal Shareholder and Share Capital” section of this circular. The following table shows each non-management director’s progress towards his or her share ownership guidelines. All ownership multiples and each director’s ownership are as of March 18, 2016.

Name	Ownership multiple of annual retainer	Progress towards guidelines
David Thomson	–	✓, through Woodbridge’s ownership
Sheila C. Bair	0.96x	Required by 2019; 32% towards goal
Manvinder S. Banga	9.26x	✓
David W. Binet	53.86x	✓
Mary Cirillo	8.94x	✓
W. Edmund Clark	4.48x	✓
Michael E. Daniels	1.64x	Required by 2019; 55% towards goal
P. Thomas Jenkins	1.95x	Required by 2019; 65% towards goal
Ken Olisa, OBE	2.09x	Required by 2017; 70% towards goal
Vance K. Opperman	28.11x	✓
Barry Salzberg	0.56x	Required by 2020; 19% towards goal
Peter J. Thomson	–	✓, through Woodbridge’s ownership
Wulf von Schimmelmann	4.12x	✓

Mr. Smith is subject to separate ownership guidelines in his capacity as CEO of our company. For more information, see the “Compensation Discussion and Analysis” section of this circular.

Pensions

Non-management directors do not receive any pension benefits from our company. Mr. Smith’s pension and retirement benefits are described in the “Executive Compensation – Pension and Other Retirement Benefits” section of this circular.

Service Contracts

We have not entered into service contracts with our non-management directors. Our agreement with Mr. Smith regarding termination benefits is described in the “Executive Compensation – Termination Benefits” section of this circular.

Liability Insurance

We provide our directors with liability insurance in connection with their service on the board.

Director Expenses

We reimburse directors for reasonable travel and out-of-pocket expenses incurred in connection with their Thomson Reuters duties.

Corporate Governance Practices

Our board is committed to high standards of corporate governance and believes that sound corporate governance practices are essential to the well-being of our company and for the promotion and protection of our shareholders’ interests. We believe that sustainable value creation for all shareholders is fostered through a board that is informed and engaged and that functions independently of management.

As a public company with shares listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange, our corporate governance practices are generally consistent with the best practice guidelines of the Canadian securities regulatory authorities and the SEC. In addition, our corporate governance practices comply with most of the corporate governance listing standards of the NYSE, notwithstanding that we are exempt from most of those standards as a “foreign private issuer”.

BOARD COMPOSITION AND RESPONSIBILITIES

Governance Structure

The board oversees our corporate governance structure, in part, through the work of the Corporate Governance Committee. Board practices are set out in corporate governance guidelines, which the Corporate Governance Committee reviews annually. The corporate governance guidelines deal with issues such as the board’s duties and responsibilities, share ownership guidelines and conflicts of interest. In addition, each of the board’s three committees (Audit, Corporate Governance and HR) has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee.	The board’s principal responsibilities include strategic planning, risk management, financial reporting, disclosure and corporate governance

Our Code of Business Conduct and Ethics (Code) applies to our employees, directors and officers, including our CEO, CFO and Controller. Our employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. The Corporate Governance Committee receives an annual report regarding the Code from the General Counsel.

Board Size

The board currently consists of 14 individuals and functions independently of management. The board is currently comprised of 13 non-management directors and the CEO. Individual directors are proposed for election annually. We have proposed 13 directors to be nominated for election at the meeting.

The table below highlights the board’s 2015 work plan.

Key Responsibilities of the Board

The fundamental responsibility of the board is to supervise the management of the business and affairs of Thomson Reuters.

Meeting	Primary Activities/Topics
January	• Annual operating plan • Dividend policy • Transformation program
March

•   Annual disclosure and corporate governance documents (annual report, management proxy circular, financial statements)

•   Executive compensation

•   Legal business unit

•   Information security

•   Transformation program

May	• Investor relations • Strategy initial discussion • Share repurchase program/normal course issuer bid • Transformation program
September	• Strategy • Global Growth Organization business • Brand
November	• Capital strategy • Customer-facing growth initiatives • Transformation program
Periodically

•   Strategic and management discussions related to individual businesses or sectors

•   Reports from the Chairs of the Audit, Corporate Governance and HR Committees

•   Enterprise risk management (ERM)

•   Proposed significant acquisitions and dispositions

•   Product updates

•   Talent, development and succession planning updates

•   Proposed capital markets transactions

•   In-camera meetings with the CEO only (at the start and end of each in-person meeting)

•   In-camera meetings of non-management directors only

•   In-camera meetings of independent directors only

•   Competitive analysis

Strategic Planning

The board plays an important role in strategic planning and direction throughout the year.

In January, the board meets with management to review, discuss and approve the final version of our annual operating plan, which is prepared by our CEO, CFO and other senior executives. The plan typically addresses:

•	Opportunities
•	Risks
•	Competitive position
•	Business outlook
•	Preliminary full-year financial results
•	Financial projections for a three-year period
•	Other key performance indicators
•	Annual dividend recommendation

Throughout the year, the board and management discuss our progress against the plan. In 2015, an initial strategy discussion took place as part of the May board meeting. The board then focused its in-person meeting in September on corporate strategy. As part of this meeting, directors had an in-depth discussion about our company’s strategic plans with our CEO, CFO, Chief Strategy Officer and other senior executives. Strategy discussions typically cover topics such as technology, the current condition of our business segments, future growth potential of our businesses and the key market segments that we serve, and how we are seeking to increase shareholder value.

While the January and September meetings focus on strategic planning, the board also discusses various strategic issues with management at other meetings during the year. For example, at the November meeting, the board approved exploring strategic options for the company’s Intellectual Property & Science business and discussed our capital strategy with the CFO and the Treasurer. In addition, various presidents of our business units provide updates to the board at meetings during the year and those discussions typically address the unit’s current operations and strategic objectives.

Risk Oversight

The board is responsible for confirming that a system is in place to identify the principal risks facing Thomson Reuters and that appropriate procedures and systems are in place to monitor, mitigate and manage those risks.

The ERM process at our company includes:

•   identifying the most significant operational, strategic, reputational, financial and other risks in each of our business units as well as for our corporate center, considering both the external environment as well as internal changes related to structure, strategy and processes;

•   assessing which of these risks individually or together with other identified risks could have a significant impact on Thomson Reuters as an enterprise if they were to materialize; and

•   developing and implementing action plans for the enterprise risks and reviewing them periodically at a corporate and board level.

Our enterprise risk management (ERM) process is designed to enhance the identification and mitigation of risk throughout Thomson Reuters and assist the board and the Audit Committee with oversight responsibility for risk management

In 2016, we created a new management risk committee to track and monitor enterprise risks. In 2016, this committee plans to assess the status of identified risks and review the adequacy of applicable mitigation plans. The management risk committee is co-chaired by the Chief Transformation Officer and the General Counsel, who provide direction, prioritization, executive support and communication. The management co-chairs plan to periodically report to the Audit Committee, the Board or other Board committees, as appropriate. Risk committee members are comprised of various Thomson Reuters senior leaders from Corporate functional departments and each business unit. An ERM owner who works with the risk committee to plan the annual process is also responsible for collecting and consolidating Corporate and business unit identified risks.

For our business units and functional departments, ERM is an ongoing process under continuous management review. We involve our Corporate Compliance and Audit department in the review of certain identified risks, as appropriate or upon request. Mr. Smith’s executive committee undertakes a formal risk review at least annually.

As discussed later in the circular, the Audit Committee is primarily responsible for overseeing management’s ERM process. Enterprise risk owners report to the Audit Committee, the Board or a different Board committee during the year regarding their identified enterprise risks.

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs. We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to the company’s overall business strategy. Please see the “Compensation Discussion and Analysis” section of this circular for additional information regarding why we believe that our compensation programs do not incentivize our executives to take unnecessary or excessive risks.

Separate Chairman and CEO

The roles and responsibilities of the Chairman and the CEO of our company are separate to allow for more effective oversight and to hold management more accountable.

•	As Chairman, David Thomson seeks to ensure that the board operates independently of senior management. The Chairman is responsible for chairing board meetings, ensuring that the board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the board and senior management.
•	As CEO, Jim Smith is principally responsible for the management of the business and affairs of Thomson Reuters in accordance with the strategic plan and objectives approved by the board.

Deputy Chairman

David Binet is the board’s Deputy Chairman. The Deputy Chairman works collaboratively with the Chairman and assists the Chairman in fulfilling his responsibilities. The Deputy Chairman also engages in regular dialogue with the Chairman, the CEO and the Lead Independent Director to reinforce our culture of good governance; serves as an ambassador for Thomson Reuters; and performs additional duties as may be delegated to him by the Chairman or the board from time to time.

Lead Independent Director

Vance Opperman is the board’s Lead Independent Director. Among other things, responsibilities of our Lead Independent Director include chairing meetings of the independent directors; in consultation with the Chairman, Deputy Chairman and CEO, approving meeting agendas for the board; as requested, advising the CEO on the quality, quantity, appropriateness and timeliness of information sent by management to the board; and being available for consultation with the other independent directors as required.

Position Descriptions

Position descriptions for the Chairman, the chair of each committee and the Lead Independent Director have been approved by the board and help ensure the independent operations of the board and its committees.

Meetings with and without the CEO/Management

Our board begins each in-person meeting with an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the board meeting. A similar session is typically held with the CEO at the end of the meeting, followed by a meeting of the board without the CEO or other members of management present. Board committees also utilize “in-camera” meetings for discussions without the CEO or members of management present.

Meetings of Independent Directors

At least once each year, the board meets without the CEO and without the directors affiliated with Woodbridge. These meetings of the independent directors, which follow a regularly scheduled board meeting, are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman, Deputy Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required. Two such meetings of the independent directors took place in 2015 which were presided over by Mr. Opperman.

Secretary

Deirdre Stanley, Executive Vice President and General Counsel, is also Secretary to the board and each of its committees. Directors have access to the advice and services of the Secretary.

Access to Management and Professional Advisors

The board has access to members of management and professional advisors. The board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings. The board and any of its committees are able to retain an outside independent professional advisor at any time at the expense of our company and have the authority to determine the advisor’s fees and other retention terms. Individual directors are able to retain an outside independent professional advisor at the expense of our company subject to notifying the Corporate Governance Committee in advance.

The HR Committee retains an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm also reviews executive compensation programs and provides guidance and analysis on plan design and market trends and practices. The HR Committee also utilizes and relies upon independent market survey data provided by an independent consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

Delegation of Authority

To clarify the division of responsibility between the board and management, the board has adopted a delegation of authority policy. This policy delegates certain decision-making and operating authority to senior management and has been adopted by the board in order to enhance our internal controls and allow management appropriate flexibility to deal with certain matters without obtaining specific board approval. The board also delegates certain responsibilities to the Audit Committee, Corporate Governance Committee and HR Committee, and oversees the committees’ fulfillment of their responsibilities. The responsibilities of each committee are described in more detail below.

DIRECTOR ATTENDANCE

The board meets regularly in order to discharge its duties effectively. Directors are expected to attend all meetings of the board including committee meetings, if applicable, and annual meetings of shareholders. The following table provides information about the number of board and committee meetings in 2015.

NUMBER OF MEETINGS
Board	5
Audit Committee	7
Corporate Governance Committee	4
HR Committee	6

All of the board’s five meetings in 2015 were held in person.

The following table sets forth the attendance of our directors at board and committee meetings in 2015. In 2015, average attendance for these individuals at all board and committee meetings was 97% and approximately 94%, respectively.

	MEETINGS ATTENDED
Director	Board	% Board Attendance	Audit Committee	Corporate Governance Committee	HR Committee	Committee Total	Total Meetings	Total %
David Thomson	5 of 5	100%	–	–	–	–	5 of 5	100%
James C. Smith	5 of 5	100%	–	–	–	–	5 of 5	100%
Sheila C. Bair	5 of 5	100%	7 of 7	–	–	7 of 7	12 of 12	100%
Manvinder S. Banga	5 of 5	100%	–	–	6 of 6	6 of 6	11 of 11	100%
David W. Binet	5 of 5	100%	–	4 of 4	6 of 6	10 of 10	15 of 15	100%
Mary Cirillo	4 of 5	80%	–	3 of 4	5 of 6	8 of 10	12 of 15	80%
W. Edmund Clark(1)	2 of 2	100%	–	–	2 of 2	2 of 2	4 of 4	100%
Michael E. Daniels(2)	4 of 5	80%	–	2 of 2	4 of 6	6 of 8	10 of 13	77%
P. Thomas Jenkins	5 of 5	100%	7 of 7	–	–	7 of 7	12 of 12	100%
Ken Olisa, OBE	5 of 5	100%	6 of 7	–	–	6 of 7	11 of 12	92%
Vance K. Opperman(3)	5 of 5	100%	7 of 7	4 of 4	2 of 2	13 of 13	18 of 18	100%
Barry Salzberg(4)	2 of 2	100%	1 of 1	–	–	1 of 1	3 of 3	100%
Peter J. Thomson	5 of 5	100%	–	–	–	–	5 of 5	100%
Wulf von Schimmelmann	5 of 5	100%	7 of 7	–	–	7 of 7	12 of 12	100%

1	Elected to the board and appointed to the HR Committee in September 2015.
2	Appointed to the Corporate Governance Committee in September 2015. Mr. Daniels’ absences were due to pre-existing conflicts that he disclosed prior to joining our board and certain urgent personal/family matters. Mr. Daniels’ 2014 board and committee attendance was 100%.
3	Appointed to the HR Committee in September 2015.
4	Elected to the board and appointed to the Audit Committee in September 2015.

Steven A. Denning served on the board between January 1, 2015 and May 6, 2015 and did not stand for re-election last year. In 2015, Mr. Denning attended three of three board meetings, three of three meetings of the Corporate Governance Committee and three of four meetings of the HR Committee.

CONTROLLED COMPANY

Our company is a “controlled company” as a result of Woodbridge’s ownership.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the board believes it is appropriate for Messrs. Binet and Clark, who are not considered to be independent under applicable rules because of their affiliation with Woodbridge, to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.

No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.

COMMITTEES

The board operates with three committees – Audit, Corporate Governance and HR. Additional information about each committee is provided in the next section of this circular. The following table sets forth the membership of our three board committees.

COMMITTEE MEMBERSHIP
Name of Director	Audit Committee	Corporate Governance Committee	HR Committee
Sheila C. Bair	✓
Manvinder S. Banga(1)			✓
David W. Binet		✓	✓
Mary Cirillo		✓	✓(Chair)
W. Edmund Clark			✓
Michael E. Daniels		✓	✓
P. Thomas Jenkins	✓
Ken Olisa, OBE	✓
Vance K. Opperman	✓ (Chair)	✓ (Chair)	✓
Barry Salzberg	✓
Wulf von Schimmelmann	✓
Total	6	4	6

1	Mr. Banga has decided not to stand for re-election as a director of our company and will no longer be a member of the HR Committee following the meeting in May 2016.

Each of the board’s committees has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee. These charters and a committee chair position description are publicly available at www.thomsonreuters.com.

Board Committees

This section provides information about the board’s three committees (Audit, Corporate Governance and HR), including each committee’s responsibilities, members and activities in 2015.

AUDIT COMMITTEE

Responsibilities

The Audit Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	the integrity of financial statements and other financial information relating to our company;
•	risk management and compliance with legal and regulatory requirements;
•	the qualifications, independence and performance of the independent auditor (PricewaterhouseCoopers LLP);
•	the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures;
•	the effectiveness of the internal audit function; and
•	any additional matters delegated to the Audit Committee by the board.

In the course of fulfilling its mandate, the Audit Committee focused on several topics in 2015, which are reflected in the work plan below.

2015 Primary Audit Committee Activities
•	Review and discuss the company’s annual and quarterly consolidated financial statements and related MD&A;
•	Review our earnings press releases;
•	Receive periodic updates from our Corporate Compliance and Audit Department on the internal audit plan and process, internal control over financial reporting and fraud-related matters;
•	Receive periodic updates from senior management on topics such as tax, treasury, accounting and cybersecurity;
•	Review and discuss the company’s enterprise risk management (ERM) process with the General Counsel and other members of senior management, including the steps and processes taken to identify, assess, monitor and mitigate risks that are viewed as more significant;
•	Review periodic/annual impairment testing;
•	Review the scope and plans for the audit of our company’s financial statements;
•	Review and approve fees to be paid to PricewaterhouseCoopers LLP for its services;
•	Discuss with PricewaterhouseCoopers LLP:
•	its independence from Thomson Reuters (and receiving disclosures from PricewaterhouseCoopers LLP in this regard),
•	all critical accounting policies and practices used or to be used by Thomson Reuters,
•	all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of such alternative treatments and the treatment preferred by the auditor, and
•	all other matters required to be communicated under IFRS.

Financial Literacy

All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Messrs. Jenkins and Salzberg each qualify as an “audit committee financial expert” (within the meaning of applicable SEC rules) and meet applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards.

Audit Committee Members’ Education and Experience

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities.

Audit Committee Member	Education/Experience
Vance K. Opperman (Chair)

•   Former President and COO of West Publishing Company

•   President and CEO of Key Investment, Inc.

•   Chair of Audit Committee of Thomson Reuters for over 10 years

•   Member of private company audit committees and TCF Financial Corporation audit committee

•   Represented financial institutions in securities and financial regulations matters as a practicing attorney

Sheila Bair

•   Former Chair of the Federal Deposit Insurance Corporation

•   Former Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst

•   Former Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury

•   Former Senior Vice President for Government Relations of the New York Stock Exchange

•   Former Commissioner of the Commodity Futures Trading Commission

P. Thomas Jenkins	• Former President and CEO of OpenText Corporation • Chairman of OpenText Corporation • Former member of the Audit Committee of BMC Corporation
Ken Olisa	• Former Interregnum PLC Chair and CEO • Member of private company audit committees and former member of a public company audit committee • U.K. Financial Services Authority approved person
Barry Salzberg

•   Former Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited

•   Professor at Columbia Business School

•   Degree in accounting from Brooklyn College, a JD from Brooklyn Law School and an LLM in tax from the New York University

Wulf von Schimmelmann	• Former CEO of Deutsche Postbank AG • Degree in economic sciences and Ph.D in economics from University of Zurich • Member of Maxingvest AG audit committee

Financial Reporting

The Audit Committee meets to discuss and review our:

•	annual and quarterly earnings releases; and
•	annual and quarterly management’s discussion and analysis (MD&A) and related financial statements.

As is customary for a number of global multinational companies, the board of directors has delegated review and approval authority to the Audit Committee for our quarterly earnings releases, MD&A and financial statements. Following the Audit Committee’s recommendation, the full board reviews and approves our annual MD&A and annual audited financial statements, as required by applicable law.

Prior to an Audit Committee meeting at which draft financial reporting documents will be discussed, a draft is distributed to the members of the Audit Committee for review and comment. The CFO and the Chief Accounting Officer and a representative from the independent auditor meet with the Chair of the Audit Committee to preview the audit-related issues which will be discussed at the Audit Committee meeting. At the Audit Committee meeting, the Chief Accounting Officer discusses the financial statements and disclosure matters and the Audit Committee members are given an opportunity to raise any questions or comments. The independent auditor also participates in the meeting. All of our directors are also provided with a draft and an opportunity to comment before or during the Audit Committee meeting. When the Audit Committee is satisfied with the disclosure, it provides its approval and the material is released.

For the annual report, a draft is distributed to the members of the board in advance of a board meeting for their review and approval. At the board meeting, directors are given an opportunity to raise any questions or comments.

Based upon the reports and discussions described in this circular, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended that our board approve the filing of the audited consolidated financial statements and related MD&A and their inclusion in our annual report for the year ended December 31, 2015.

Risk Management

The Audit Committee periodically meets with senior management to review the company’s controls and policies regarding risk assessment and risk management, including the steps and process taken to monitor and control risks.

In March 2015, senior management presented an overview of its 2015 enterprise risk management (ERM) process to the Audit Committee. The overview reflected key risks identified by management and a proposed calendar of future meetings for “deep dive” reviews and discussions about specific risks (at the board or Audit Committee level).

As part of its risk management oversight responsibilities, the Audit Committee met with management in 2015 to discuss treasury risk management, disaster recovery and cybersecurity initiatives and the external tax environment.

Independent Auditor

The Audit Committee is responsible for selecting, evaluating and recommending for nomination the independent auditor to be proposed for appointment or re-appointment. The Audit Committee recommended that PricewaterhouseCoopers LLP be re-appointed as our independent auditor to serve until our next meeting of shareholders in 2017 and that our board submit this appointment to shareholders for approval at the 2016 annual meeting of shareholders.

The Audit Committee evaluates and is directly responsible for our company’s relationship with PricewaterhouseCoopers LLP. The Audit Committee appoints PricewaterhouseCoopers LLP as our independent auditor after reviewing and approving its engagement letter. The Audit Committee also determines PricewaterhouseCoopers LLP’s fees.

The Audit Committee and representatives from PricewaterhouseCoopers LLP meet throughout the year. In 2015, representatives from PricewaterhouseCoopers LLP attended each Audit Committee meeting and met with the Audit Committee in separate sessions.

On an annual basis, before PricewaterhouseCoopers LLP issues its report on our company’s annual financial statements, the Audit Committee:

PricewaterhouseCoopers LLP is accountable to the Audit Committee and reports directly to the Audit Committee

•	Confirms that PricewaterhouseCoopers LLP has submitted a written statement describing all of its relationships with Thomson Reuters that, in PricewaterhouseCoopers LLP’s professional judgment, may reasonable thought to bear on its independence;
•	Discusses any disclosed relationships or services, including any non-audit services, that PricewaterhouseCoopers LLP has provided to Thomson Reuters that may affect its independence;
•	Obtains written confirmation from PricewaterhouseCoopers LLP that it is independent with respect to Thomson Reuters within the meaning of the Rules of Professional Conduct adopted by the Ontario Institute of Chartered Accountants and the standards established by the Public Company Accounting Oversight Board; and
•	Confirms that PricewaterhouseCoopers LLP has complied with applicable law with respect to the rotation of certain members of the audit engagement team for Thomson Reuters.

The Audit Committee has also adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by PricewaterhouseCoopers LLP.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.
•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.
•	The Audit Committee periodically reviews a summary of services provided by the independent auditor in accordance with the pre-approval policy.

The Audit Committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2015, none of the audit-related, tax or all other fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(c) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Internal Audit and Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. Our company has adopted the Committee of Sponsoring Organizations of the Treadway Commission guidance for implementing our internal control framework as part of compliance with the Sarbanes-Oxley Act and applicable Canadian securities law.

The Corporate Compliance and Audit department of our company, which performs an internal audit function, prepares and oversees the overall plan for our internal control over financial reporting.

Each year, Corporate Compliance and Audit identifies certain processes, entities and/or significant accounts to be within the scope of its internal control focus areas and testing for the year. In determining the proposed scope of its annual internal audit plan, the Corporate Compliance and Audit department identifies, assesses and prioritizes risk to Thomson Reuters and considers both quantitative and qualitative factors.

In March 2015, Corporate Compliance and Audit presented an annual internal audit plan to the Audit Committee for its review and approval. The Corporate Compliance and Audit department then provided updates to the Audit Committee at meetings throughout the year. During the second half of 2015, the Corporate Compliance and Audit department tested applicable controls in order to achieve compliance with the required year-end evaluation of the effectiveness of the internal control system. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2015. In February 2016, the Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of our internal control over financial reporting as of December 31, 2015. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its review and report on the effectiveness of our internal control over financial reporting.

The head of the Corporate Compliance and Audit department reports directly to the Audit Committee (with a dotted line reporting relationship to our CFO)

Disclosure and Communications Controls and Procedures

We have adopted disclosure controls and procedures to ensure that all information required to be disclosed by us in reports and filings with Canadian and U.S. securities regulatory authorities and stock exchanges and other written and oral information that we publicly disclose is recorded, processed, summarized and reported accurately and within the time periods specified by rules and regulations of the securities regulatory authorities. These disclosure controls and procedures are also designed to ensure that this information is accumulated and communicated to management (including the CEO and CFO), as appropriate, to allow timely decisions regarding required disclosure. The Audit Committee receives an annual update from management regarding the adequacy and effectiveness of our disclosure controls and procedures, including the role and responsibilities of management’s disclosure committee.

As required by applicable Canadian and U.S. securities laws, our CEO and CFO provide certifications that they have reviewed our annual and quarterly reports, that the reports contain no untrue statements or omissions of material facts and that the reports fairly present our financial condition, results of operations and cash flows. In addition, the CEO and CFO make certifications regarding our disclosure controls and procedures and internal control over financial reporting. Our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2015.

On a day-to-day basis, inquiries or other communications from shareholders, analysts and the media to management are answered by our investor relations and media relations departments or referred to another appropriate person in our company.

Senior executives meet regularly with financial analysts and institutional investors, and our earnings conference calls are broadcast live via webcast and are accessible to interested shareholders, the media and members of the public. Presentations given by senior executives at investor conferences are promptly made public in the “Investor Relations” section of our website. Some of our non-management directors have attended our Investor Day meetings with analysts and major shareholders.

Whistleblower Policy

The Audit Committee has adopted procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, auditing matters, and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by our employees regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures are set forth in the Thomson Reuters Code of Business Conduct and Ethics, which is described earlier in this circular.

CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	our company’s overall approach to corporate governance;
•	the size, composition and structure of the Thomson Reuters board and its committees, including the nomination of directors;
•	orientation and continuing education for directors;
•	related party transactions and other matters involving actual or potential conflicts of interest; and
•	any additional matters delegated to the Corporate Governance Committee by the board.

The following table sets forth the Corporate Governance Committee’s work plan for 2015.

2015 Primary Corporate Governance Committee Activities
•	Review size, composition and structure of the board for effective decision-making
•	Assess director independence, financial literacy and audit committee financial expert status
•	Report on the results of board, committee and director review processes
•	Nomination of directors
•	Review director compensation
•	Review of corporate governance disclosure for draft proxy circular
•	Review of corporate governance guidelines and committee charters
•	Review committee composition
•	Board succession planning
•	Review external analysis of proxy circular and other shareholder group assessments
•	Plan board, committee and director assessments
•	Review compliance with Thomson Reuters Trust Principles
•	Consider agenda for meeting of independent directors
•	Report on effectiveness of Thomson Reuters Code of Business Conduct and Ethics

Periodically

•	Review D&O insurance
•	Review orientation and continuing education initiatives for directors
•	Review position descriptions for Board
•	Review related party transactions and conflicts of interest
•	Monitor developments in corporate governance and recommend appropriate initiatives as part of overall approach to governance
•	Review Board and CEO expenses
•	Review delegation of authority
•	Review share ownership expectations and compliance
•	Approval of any waivers of Code of Business Conduct and Ethics
•	Monitor relationships between senior management and the Board
•	Be available as a forum for addressing the concerns of individual directors

Skills and Experiences of Directors

We believe that our board reflects an appropriate mix of directors with different skills and experiences. The following table, or skills matrix, summarizes the skills and areas of experience indicated by each director nominee proposed to be elected at the annual meeting of shareholders. Our board believes that these skills and experiences are necessary for it to carry out its mandate. The Corporate Governance Committee takes our skills matrix into consideration when identifying potential new director candidates. The skills matrix is reviewed and updated annually.

	David Thomson	James C. Smith	Sheila C. Bair	David W. Binet	Mary Cirillo	W. Edmund Clark	Michael E. Daniels	P. Thomas Jenkins	Ken Olisa, OBE	Vance K. Opperman	Barry Salzberg	Peter J. Thomson	Wulf von Schimmelmann
Accounting/Audit			X					X	X	X	X		X
Board experience (with other companies)	X	X	X	X	X	X	X	X	X	X	X	X	X
Corporate governance	X	X	X	X	X	X	X	X	X	X	X	X	X
Corporate social responsibility (CSR)	X	X	X	X	X	X	X	X	X	X	X		X
Executive leadership	X	X	X	X	X	X	X	X	X	X	X		X
Finance		X	X	X	X	X	X	X	X	X	X		X
Government relations/public sector			X			X	X	X	X	X	X
Human Resources	X	X		X	X	X	X	X		X	X		X
Industries in which Thomson Reuters Business Units operate	X	X	X	X	X		X	X	X	X	X	X	X
International business	X	X	X	X	X	X	X	X	X	X	X	X	X
Investment management	X			X	X	X			X	X		X
Legal			X	X						X	X
M&A		X		X		X	X	X	X	X	X	X
Media/Publishing	X	X	X	X				X		X		X
Operations	X	X	X		X	X	X	X	X	X	X		X
Risk management	X		X		X	X	X	X	X	X	X		X
Sales & Marketing	X	X			X		X	X	X	X
Science								X		X		X
Strategy	X	X		X	X	X	X	X	X	X	X		X
Tax						X				X	X
Technology		X			X		X	X	X	X	X	X	X

Director Qualifications, Recruitment, Board Size and Appointments

The Corporate Governance Committee is responsible for assessing the skills and competencies of current directors, their anticipated tenure and the need for new directors. The Corporate Governance Committee retains a professional search firm to assist it in identifying and evaluating potential director candidates. Through its search firm, the Corporate Governance Committee maintains an evergreen list of potential director candidates.

The Corporate Governance Committee recommends candidates for initial board membership and board members for re-nomination. Recommendations are based on character, integrity, judgment, skills and competencies, business experience, record of achievement and any other attributes that would enhance the board and overall management of the business and affairs of our company. Diversity is among these other attributes as the Corporate Governance Committee believes that having a diverse board enhances board operations. While the Corporate Governance Committee focuses on finding the best qualified candidates for the board, a nominee’s diversity may be considered favorably in his or her assessment. The Corporate Governance Committee does not specifically define diversity, but values diversity of thought, style, experience, culture, race, color, gender, geographic background, national origin, religion, gender identity and expression, sexual orientation, disability and age.

In identifying candidates for election or re-election, the board and the Corporate Governance Committee consider the level of representation of women on the board. Two of the 13 director nominees proposed for election (approximately 15%) at this year’s meeting are women. When the Corporate Governance Committee engages a professional search firm to help identify and evaluate director candidates, the search firm is advised that identifying women candidates is one of the board’s priorities (along with directors that have technology background and experience). According to the 2015 Annual Report Card of the Canadian Board Diversity Council, approximately 19.5% of all directors of the largest 500 Canadian public companies were women.

The Corporate Governance Committee looks at the totality of factors that would enhance the board and overall management of the business and affairs of our company. Therefore, it has not adopted a formal written policy to identify or nominate women directors or targets for the percentage of women directors as the board does not focus on fixed numbers or percentages for any selection criteria.

New Directors in 2015

In March 2015, the Corporate Governance Committee commenced a process to identify additional candidates to the board as part of succession planning. The Corporate Governance Committee felt that ideal candidates should have experience and competencies that would complement existing members of the board. A global search firm was retained to frame and conduct a search for candidates. In May 2015, the Corporate Governance Committee had a follow-up discussion regarding two potential director candidates – Ed Clark and Barry Salzberg.

•	One of the board’s focuses was identifying additional Canadian directors. In connection with Mr. Clark taking on an advisory role for the Thomson family, he indicated that he was also available to join the Thomson Reuters board. At the time, Mr. Clark was well known to several members of the board. In evaluating Mr. Clark’s profile, the Corporate Governance Committee put considerable weight on his extensive experience in the financial services industry, which included serving as Group President and Chief Executive Officer of TD Bank Group for 12 years. The Corporate Governance Committee also felt that Mr. Clark would bring extensive Canadian business, governmental and regulatory experience to our board. The Corporate Governance Committee noted that Mr. Clark would not be considered an independent director if appointed.
•	One of our directors identified Mr. Salzberg. In evaluating Mr. Salzberg’s profile, the Corporate Governance Committee put considerable weight on his 38 year career at Deloitte Touche Tohmatsu Limited, which included serving as Global Chief Executive Officer. The Corporate Governance Committee also felt that Mr. Salzberg would bring extensive knowledge about the global financial, tax, accounting and legal industries to our board.

Messrs. Clark and Salzberg each independently met with David Thomson (Chairman), David Binet (Deputy Chairman) and Vance Opperman (Lead Independent Director and Corporate Governance Committee Chair) in order to gauge their appropriateness for our board and their interest in it. In addition to these meetings, a search firm developed a background profile of each of them. In September 2015, the Corporate Governance Committee recommended to our board that Messrs. Clark and Salzberg be appointed. The board accepted the Corporate Governance Committee’s recommended and appointed them on September 16, 2015. As part of their appointments, Mr. Clark joined our board’s HR Committee and Mr. Salzberg joined the board’s Audit Committee.

Director Orientation and Continuing Education

All new directors are provided with an orientation upon election or appointment to the board, which includes:

•	Induction materials describing our business, our corporate governance structure and related policies and information; and
•	Meetings with the Chairman, Lead Independent Director, CEO, CFO and other executives.

Just prior to their appointment to the board in September 2015, Mr. Clark was invited as a guest to attend a regularly scheduled meeting of the HR Committee and Mr. Salzberg was invited as a guest to attend a regularly scheduled Audit Committee meeting. Messrs. Clark and Salzberg also joined the existing board for dinner as a way to get to know other directors. The next day, Messrs. Clark and Salzberg attended a board meeting at which they were appointed. Within a few weeks of their appointments, Messrs. Clark and Salzberg each had their own director orientation sessions, which included meetings with several members of the CEO’s executive committee and product demos.

The board’s secure website, management reports and other means of communication provide directors with information to ensure their knowledge and understanding of our business remain current.

Largely in connection with board and committee meetings, members of senior management prepare memoranda and presentations on strategic and operating matters which are distributed to the directors. These board papers are often prepared in connection with matters that require director approval under our policies or applicable law and are also used to inform the directors about developments that senior management believe should be brought to the directors’ attention. The board also periodically receives reports on other non-operational matters, including corporate governance, taxation, pension and treasury matters.

To facilitate ongoing education, the directors are entitled to attend external continuing education opportunities at the expense of Thomson Reuters. The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities. As part of our most recent board effectiveness review process, directors indicated they were pleased to continue on this basis.

Site Visits

In 2015, the Corporate Governance Committee continued its director continuing education/orientation program by facilitating visits by directors to a Thomson Reuters site. The board coordinates the timing of these site visits to coincide with regularly scheduled board meetings. This allows substantially all of the directors to participate in the site visits at the same time and then attend a board meeting as part of one trip. The visits are designed to:

•	Enable directors to update themselves first hand on our key businesses, products and services;
•	Provide an opportunity for directors to interact with key executives, high potential talent and customers; and
•	Give a broader selection of current and future executives the opportunity to meet directors.

In January 2015, the board met in Toronto which provided it with an opportunity to meet various leaders of our company’s Canadian businesses. In March 2016, the board held a meeting and had a site visit in Sao Paulo, Brazil.

Feedback on this program from directors and location hosts has been positive and it is expected to continue in the future.

Transactions Involving Directors or Officers

In the case of any potential or actual conflict of interest, each director is required to inform the board and executive officers are required to inform the CEO. We also ask our directors and executive officers about potential or actual conflicts of interest in annual questionnaires. Unless otherwise expressly determined by the board or relevant committee of the board, a director who has a conflict of interest in a matter before the board or such committee must not attend any part of a meeting during which the matter is discussed or participate in any vote on the matter and may be required to take other steps to avoid the conflict of interest. Significant related party transactions are considered by the Corporate Governance Committee or, where appropriate, a special committee of independent directors or the full board. For more information about related party transactions in the last two years, please see the management’s discussion and analysis (MD&A) section of our 2015 annual report.

Board Effectiveness Review

The Corporate Governance Committee oversees an annual review of the effectiveness of the board, its committees and individual directors. The Lead Independent Director (who is also the Chair of the Corporate Governance Committee) meets individually with each director during the year. The Lead Independent Director subsequently provides an update to the Corporate Governance Committee regarding his discussions with individual directors.

From time to time, director questionnaires or surveys are sent to members of the board to seek feedback and input on the board’s and committees’ supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance as well as on the conduct and effectiveness of board and committee meetings. Results from questionnaires/surveys are initially discussed with the Corporate Governance Committee and an update is provided to the board.

Annually, the board reviews its responsibilities by assessing our corporate governance guidelines and each committee of the board performs an annual review of its charter. The Corporate Governance Committee also reviews various position descriptions on an annual basis.

The Corporate Governance Committee believes that each director continues to be effective and that each director has demonstrated a commitment to his or her role on the board and its committees. Based on the Corporate Governance Committee’s recommendations, the board recommends that all of the director nominees be elected at the meeting to be held on May 11, 2016, as each of them continues to bring valuable skills and experience to the board and its committees.

HR Committee

The HR Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	the compensation of the CEO and senior management;
•	the selection and retention of senior management;
•	planning for the succession of senior management;
•	talent and professional development initiatives for senior management;
•	diversity initiatives;
•	the management of pension and significant benefit plans for employees; and
•	any additional matters delegated to the HR Committee by the board.

The following table provides an overview of the HR Committee’s work plan for 2015.

2015 Primary HR Committee Activities

•   Compensation review for the CEO and other members of his executive committee

•   Annual individual performance evaluation of the CEO and review of evaluations of other members of his executive committee

•   Approval of 2014 annual and long-term incentive award payouts

•   Approval of 2015 annual and long-term incentive awards and targets

•   Approval of compensation disclosure in the annual management proxy circular

•   Review of employee engagement survey results

•   Review of global retirement plans

•   Review of global executive development program

•   Review of CEO position description

•   Review of senior management’s share ownership guidelines

•   Annual talent review process

•   Annual succession planning review

•   Periodic consideration of certain new senior executive hirings and terminations

The following is a brief summary of the experience of each member of the HR Committee that is relevant to the performance of his or her responsibilities.

HR Committee Member	Experience
Manvinder S. Banga(1)	• Current member of the Remuneration Committee of Marks and Spencer Group • Familiarity with global compensation standards
David W. Binet	• Former member of the Compensation Committee of CTV Globemedia • Secretary to the Thomson Reuters HR Committee for 12 years
Mary Cirillo (Chair)

•   Current member of the Compensation Committee of ACE

•   Former member of the Compensation Committees of Quest Diagnostics and HCPI

•   Former CEO of several business subsidiaries and managed thousands of employees

W. Edmund Clark	• Former Group President and Chief Executive Officer of TD Bank Group • Familiarity with global compensation standards
Michael E. Daniels	• Over 25 years of executive experience at IBM • Familiarity with global compensation standards
Vance K. Opperman	• Former President and COO of West Publishing Company • President and CEO of Key Investment, Inc.

1	Mr. Banga has decided not to stand for re-election at the meeting.

Compensation Planning

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs. A detailed discussion of the HR Committee’s responsibilities in this area is provided in the “Compensation Discussion and Analysis” section of this circular.

CEO Performance Evaluation and Objectives Setting

The HR Committee assists the board in setting objectives each year for the CEO. The HR Committee evaluates the performance of the CEO against these objectives at year end. The HR Committee reports to the full board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The HR Committee also maintains a written position description for the CEO.

Succession Planning, Talent Management and Diversity

The HR Committee oversees succession planning and talent management by devoting significant time reviewing our practices and progress with the CEO and Chief People Officer. The HR Committee focuses on the performance of the senior leadership team as well as talent management activities, particularly succession plans and the pipeline for the most senior leadership roles. In addition to a formal annual review of succession plans, the HR Committee deepens its knowledge of potential successors through in-depth executive assessments and systematic exposure to high potential individuals.

We seek to have talent management activities well embedded in Thomson Reuters. The leadership team of each business unit and function is expected to review its bench strength, pipeline and succession plans in light of its proposed business strategy and identify actions to develop potential successors and to reduce any gaps in the pipeline. This exercise is traditionally carried out at least annually at our company, in addition to two check-in meetings to review progress on development actions. The CEO and the Chief People Officer review succession and action plans for more senior leadership roles and they also identify organization-wide opportunities, challenges and risks. The CEO and Chief People Officer also review and approve the overall talent strategy for our company, including sponsoring key development programs and experiences to build a robust, global and diverse leadership bench. Our talent management program focuses not only on the most senior executives, but places increasing emphasis on identifying and developing high potential individuals who are not yet in senior leadership roles.

We believe that the diversity of our talents, ideas and experiences is a true strength at Thomson Reuters. At Thomson Reuters, we foster an inclusive workplace where all employees are valued and have the opportunity to reach their full potential. To drive innovation and deliver competitive advantage, we embrace diversity of thought, style, experience, culture, race, color, gender, national origin, religion, gender identity and expression, sexual orientation, disability, age, marital status, citizen status and veteran status.

We recognize that diversity enhances culture and creates value for employees, customers and shareholders. We are actively engaged in promoting diversity to enrich culture and foster innovation through diversity of thought and perspective and embedding it into our broader talent management programs in order to deliver and drive business results. We have been strengthening our culture of inclusion through a variety of strategic initiatives, including:

•	Business Resource Groups – With local chapters around the globe, our Business Resource Groups create awareness and understanding of the diverse backgrounds and experiences represented throughout our business. These groups partner with the business to support professional development, assist with recruitment and retention, identify unique market opportunities and help drive business development. These groups include the Asian Affinity Network, Black Employee Network, Early Careers Network, Global Disability Employee Network, Latino Employee Network, Pride at Work (for Lesbian, Gay, Bisexual, Transgender Employees & Friends), Veterans Network and Women @ Thomson Reuters.
•	Women’s Advisory Task Force – Chaired by our CEO, the Women’s Advisory Task Force is focused on increasing the number of women in leadership roles through targeted leadership development programs, career sponsorship opportunities and positioning Thomson Reuters as a premier company for women.
•	Career Sponsorship Program – Led by our CEO’s executive committee, the Career Sponsorship Program focuses on our senior high potential female leaders identified through talent reviews. The program is designed to accelerate their growth, enhance their network and position them for career success. Over 90% of Career Sponsorship Program participants have had one or more lateral movements or promotions.
•	Leadership Program for Women – This program is focused on developing high potential women leaders by enhancing leadership skills, sharing strategies for business success and networking with and learning from other Thomson Reuters leaders. Since its launch in 2012, 155 women have participated. Women who completed this program have higher retention and engagement rates compared to those who have not attended and over 96% report being better equipped to advance their careers at Thomson Reuters.

•

Emerging Women in Leadership – This program is designed for early career high potential women, aims to help participants realize their strengths, enhance their ability to manage challenging situations and gain clarity on career goals and direction. Since its launch in 2011, 357 women have participated.

Our talent management program focuses not only on the most senior executives, but places increasing emphasis on identifying and developing high potential individuals who are not yet in senior leadership roles.

•

Diversity & Inclusion Councils – Our diversity and inclusion councils play a crucial role in aligning our global diversity and inclusion strategy with regional and functional priorities. These councils also help ensure diversity and inclusion events are relevant, culturally appropriate and focused on the business needs of a particular location.

•

Learning Focus – From new hire orientation to management and leadership training to an online training and resources, we focus on developing global mindsets and creating an understanding of diversity and inclusion throughout our organization. As of the end of 2015, 75% of our employees had completed our online diversity and inclusion e-learning training program which highlights the business case for diversity and inclusion, underscores the impact of micro-inequities and demonstrates how to create an inclusive workplace. Additionally, as of year-end 2015, 1,715 managers at our company (about 20% of our total manager population) had completed training on unconscious bias and more than 6,000 employees had increased their intercultural agility through training.

•

Measurement – Our diversity and inclusion strategy is reviewed annually to ensure progress and alignment with the overall business goals. Additionally, we monitor results around external awards and benchmarking; employee engagement; completion of training; participation in global events and campaigns; and diverse representation including gender and racial/ethnic minorities.

As of March 1, 2016, 73 of our 257 senior executives were women (approximately 28%). When we have openings or new roles, slates are expected to have diverse representation, meaning at least one difference in ethnicity or gender. Currently, two of the 13 members of the CEO’s executive committee (approximately 15%) are women. Our Financial & Risk business is our major subsidiary. Two of the nine members of the Executive Leadership Team of our Financial & Risk business (approximately 22%) are women. Two of the 10 members of the Executive Leadership Team of our Legal business (approximately 20%) are women, including its President, Susan Taylor Martin. We have not adopted targets for women on the executive committee or in senior executive positions as we do not focus on fixed numbers or percentages. Rather, we look at the totality of an individual’s skills, experience, character and behavioral qualities when we have openings or new roles at this level.

The HR Committee’s annual review includes an update on these wider-reaching and longer-term activities in addition to the focus on succession planning and other talent management activities.

ABOUT OUR INDEPENDENT AUDITOR

HIGHLIGHTS

•	We are proposing to re-appoint PricewaterhouseCoopers LLP (U.S.) as our independent auditor for another year until the 2017 annual meeting of shareholders.

The board unanimously recommends that PricewaterhouseCoopers LLP (U.S.) be appointed as the auditor of our company, to hold office until the next annual meeting of shareholders. It is also recommended that the board be authorized to fix the remuneration of PricewaterhouseCoopers LLP (U.S.).

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2015 and 2014.

(in millions of U.S. dollars)	2015	2014	*
Audit fees	$22.4	$22.9
Audit-related fees	3.2	1.8
Tax fees	2.4	3.9
All other fees	0.2	0.9
Total	$28.2	$29.5
*	2014 fee amounts have been updated from the amounts disclosed in last year’s proxy circular to reflect approximately $1.5 million of additional approved audit fees identified by PricewaterhouseCoopers which related to the year ended December 31, 2014.

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2015 and 2014.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out audits, transaction due diligence, SSAE 16 engagements, licensing of technical research material, audits of various employee benefit plans, agreed-upon procedures principally related to executive compensation reporting in the management proxy circular.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services include independent benchmarking services and IT information security assessments.

Pre-approval Policies and Procedures

Information regarding our policy regarding pre-approval of all audit and permissible non-audit services is set forth in the corporate governance disclosure included earlier in this circular.

ADVISORY RESOLUTION ON EXECUTIVE

COMPENSATION (SAY ON PAY)

HIGHLIGHTS

•	We are proposing a non-binding advisory “say on pay” resolution related to executive compensation.
•	This is a recommended best practice of the Canadian Coalition for Good Governance (CCGG).
•	We plan to continue holding this advisory vote on an annual basis.

Our overall philosophy regarding executive compensation is to pay for performance. We believe this drives our management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. In the “Compensation Discussion and Analysis” section of this circular, we explain our compensation principles, how we design our compensation program and why we pay each component of compensation.

As part of our dialogue with shareholders about our executive compensation programs, we are once again proposing a “say on pay” advisory resolution for this year’s meeting (as we have done since 2008). An identical resolution was approved by approximately 99% of the votes cast at last year’s annual meeting of shareholders.

As this is an advisory resolution, the results will not be binding upon the board. However, the board will take voting results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with shareholders on compensation-related matters.

We will disclose the results of the shareholder advisory resolution as part of our report on voting results for the meeting.

Shareholders with questions about our compensation programs are encouraged to contact our Investor Relations department by e-mail at investor.relations@thomsonreuters.com or by phone at 1.646.223.4000.

The board unanimously recommends that you vote FOR the following resolution:

“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation as described in the 2016 management proxy circular.”

COMPENSATION DISCUSSION AND ANALYSIS

HIGHLIGHTS

•	This section explains our compensation principles, how we design our compensation program, why we pay each component of compensation and what we paid to our “named executive officers” in 2015.
•	Our “named executive officers” are our CEO (Jim Smith), CFO (Stephane Bello) and the three other most highly compensated executive officers as of December 31, 2015 (Susan Taylor Martin – President, Legal; Peter Warwick – Chief People Officer; and David Craig – President, Financial & Risk).
•	“Pay for performance” is a key part of our compensation philosophy for our named executive officers. Their compensation is primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned with our strategy and which drive shareholder value.

OUR KEY COMPENSATION PRINCIPLES

●	Pay for performance is the foundation of our executive compensation
●	Incentive performance goals are linked to key measures of our company’s performance and strategy
●	Our executives should build equity in our company to align their interests with our shareholders
●	We pay competitive compensation
●	Our compensation programs take risk into account and do not encourage unnecessary or excessive risk taking

Later in this compensation discussion and analysis, we describe how each of these key compensation principles drives our executive management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders.

2015 FINANCIAL PERFORMANCE

Under Mr. Smith’s leadership, our company returned to positive organic revenue growth (before currency) for the first time since 2011. We delivered the highest level of adjusted earnings per share (EPS) in our history and free cash flow exceeded our expectations. 2015 was the fourth consecutive year that we met or exceeded our financial outlook.

Non-IFRS Financial Measure	2015 Outlook (provided in February 2015)	2015 Performance
Revenues from ongoing businesses	Growth from existing businesses (organic)	2% increase	✓
Adjusted EBITDA margin	Between 27.5% and 28.5%	27.8%	✓
Underlying operating profit margin	Between 18.5% and 19.5%	19.2%	✓
Free cash flow	Between $1.550 billion and $1.750 billion	$1.801 billion	✓

*	The 2015 Outlook and 2015 performance are measured at constant currency rates relative to 2014, except for free cash flow, which is reflected at actual currency rates.

2015 COMPENSATION AND ALIGNMENT WITH OUR STRATEGIC OBJECTIVES

Our executive compensation program is designed to be aligned with our strategic objectives and financial performance. In 2015, we made significant progress against our growth strategy:

•	Strengthen and enable the core – We focused on growing organically and we shifted more of our resources to capitalize on growth opportunities and building scalable platforms to support our future growth. At the same time, we continued to shut down some of our legacy products, which simplified and focused our product offerings and allowed us to move more customers and resources towards next-generation solutions.
•	Improve our go-to-market capabilities – In 2015, we launched the Chief Customer Office, which is dedicated to driving customer-focused growth through improved go-to-market capabilities. This has led to the creation of new enterprise standards for go-to-market called The Thomson Reuters Way. Standards were launched for retention, demand generation and sales; and
•	Accelerate in high growth market segments – We focused more of our resources towards high growth opportunities, such as legal software and services, global tax, risk, and globe trade management.

HIGHLIGHTS OF OUR 2015 COMPENSATION PROGRAM

The HR Committee of our board structured our 2015 compensation program in a way that was consistent with our strategic objectives. 2015 named executive officer compensation continued to be weighted heavily towards annual and long-term performance-based incentive awards, supplemented by fixed base salaries and pension/benefit programs.

Base salaries

In 2015, our company’s standard merit increase in the United States and United Kingdom for employee base salaries was 2% (effective on April 1 of the year). The HR Committee decided to provide a 2% base salary increase to Messrs. Bello and Warwick, but did not change 2015 base salaries for Messrs. Smith and Craig and Ms. Taylor Martin.

Annual incentive awards

Annual incentive awards were granted in the first quarter of 2015 with ambitious performance targets that had financial metrics which were aligned with our company’s external outlook for the year. In February 2015, we forecasted a return to positive organic revenue growth and a higher adjusted EBITDA margin. We weighted 2015 annual incentive awards 50% on revenue performance and 50% on adjusted EBITDA less capital expenditures performance as both metrics were equally important to achieving our financial objectives for the year.

In February 2016, we reported our 2015 full-year results. We met or exceeded our 2015 financial outlook, reporting positive organic revenue growth for the first time since 2011. Adjusted EBITDA increased 2% from the prior year and the related margin increased 150 basis points to 27.8%. The adjusted EBITDA increase was due to stronger operating performance and lower charges compared to the prior year. Aligned with our pay for performance philosophy, this resulted in an annual incentive cash payout in March 2016 of approximately 105% of target for Messrs. Smith, Bello and Warwick, who received awards based fully on our company’s consolidated performance. Ms. Taylor Martin and Mr. Craig received annual incentive awards that were based 30% on consolidated performance and 70% on their respective business unit’s performance. Ms. Taylor Martin’s and Mr. Craig’s awards also paid out at approximately 105% of target.

Long-term incentive awards

Long-term incentive awards granted in 2015 to our named executive officers were 100% performance-based and delivered in a combination of performance restricted share units (PRSUs) and stock options. We continued to use traditional, best practice design elements such as a three-year performance period with a payout linked to achievement of key corporate financial metrics. PRSUs granted in 2015 for the three-year period ending December 31, 2017 were weighted equally between average adjusted earnings per share (EPS) and average free cash flow per share. Adjusted EPS is commonly used by our shareholders to measure our long-term financial success and free cash flow per share is used over the long term to measure our ability to create value for our shareholders through disciplined cash flow management. Named executive officers were also granted stock options in 2015, which also drive pay for performance by rewarding increases in our stock price. Stock options ratably vest over four years and have a 10 year term, providing a longer performance horizon than PRSUs. The value of stock options is based on our company’s share price on the NYSE. Each named executive officer’s long-term incentive award was split equally between PRSUs and stock options.

PRSUs granted to our named executive officers (except Ms. Taylor Martin) in 2013 for the three-year period ended December 31, 2015 were weighted equally between average adjusted EPS and our average return on invested capital (ROIC) performance. Both metrics performed below targets in 2013 and these PRSUs vested at approximately 57% of target in March 2016. Ms. Taylor Martin’s 2013 PRSUs are discussed later in this section.

Special/retention awards

Time-based restricted share units (TRSUs) are not part of our company’s ongoing compensation program, but are used selectively by the HR Committee to recognize and retain executives who are viewed as critical to the future success of the company. TRSUs usually vest after three or five years and thereby provide both a long-term performance and retention focus. Some of our special/retention awards are also provided in the form of additional PRSUs. During 2015, we did not grant any TRSUs to our named executive officers.

2015 policy changes

Following recommendations from management, the HR Committee approved broader anti-pledging and anti-hedging restrictions and also updated our recoupment or “clawback” policy in March 2015. Each of these developments is discussed later in this compensation discussion and analysis.

COMPONENTS OF 2015 COMPENSATION

A named executive officer’s total compensation typically comprises the following components. We describe each of these components in more detail later in this section.

Component	Description	Type	Measures	Form	Purpose
Base salary	Payments made throughout the year at an established rate	Fixed	Individual performance, role, responsibilities and experience	Cash	Provides predictable amount of fixed income as short-term compensation
Annual incentive award	Variable payment made in March after results for the previous year are available, and dependent on company and business unit performance against objective financial targets	Performance-based	Revenues (50%) Adjusted EBITDA less capital expenditures (50%)	Cash	Focuses executives on our financial goals and objectives for the year
Long-term incentive award

Grants of:

•    PRSUs (50%) that vest after completion of a three-year period, with vesting dependent on company performance against objective financial targets; and

•    Stock options (50%) subject to time vesting conditions

		Performance-based	Adjusted EPS (50%) Free cash flow per share (50%) Value tied to share price performance	Equity

Commits executives to delivering on our financial goals over the longer term, strongly links their pay to our share price, and supports retention objectives

Helps retain critical talent and to recognize superior performance

Aligns their interests to shareholder interests

Retirement and health and welfare-related benefits	Savings and deferred compensation plans, life and disability insurance, group medical and dental			Various	Most of these programs are broad-based employee programs, consistent with customary market practice and competitive factors. A few of our named executive officers have individual supplemental executive retirement plans (SERPs)
Perquisites and other personal benefits	Executive physicals, use of company automobiles and financial planning assistance. Limited personal use of corporate aircraft			Various	Encourages maintenance of health and sound finances in a cost effective manner for our company, and minimizes distractions for executives
Periodic/special long-term equity award	Grants of time-based restricted share units (TRSUs), typically with three or five year vesting periods, or additional PRSUs with a three year vesting period	Time-vested or performance-based	Value tied to share price performance Long-term incentive financial metrics	Equity	Reward exceptional performance and for retention

Our named executive officers are also subject to share ownership guidelines. Additional information is provided later in this compensation discussion and analysis.

DESIGNING AND DETERMINING EXECUTIVE COMPENSATION: THE ROLE OF THE HR COMMITTEE, OUR PRINCIPAL SHAREHOLDER AND INDEPENDENT ADVISORS

HR Committee

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs, executive talent review and succession planning processes. One of the HR Committee’s key responsibilities is approving compensation arrangements for the CEO and other members of his management executive committee (which includes all of the named executive officers). The board recognizes the importance of appointing knowledgeable and experienced individuals to the HR Committee who have the necessary background in executive compensation to fulfill the HR Committee’s obligations to the board and our shareholders. Each member of the HR Committee has direct experience as a senior leader that is relevant to his or her responsibilities in executive compensation. Additional information about the HR Committee is included earlier in this circular in our discussion of the board and corporate governance.

Our Chief People Officer and other members of the Human Resources department are responsible for overseeing the day-to-day design, implementation, administration and management of our various compensation and benefits policies and plans, including base salaries, annual and long-term incentives, retirement savings, health and welfare. The CEO, Chief People Officer and other senior executives in the Human Resources department meet regularly with the HR Committee.

In the beginning of each year, members of the executive committee meet with the CEO to set their own goals and objectives which align with the CEO’s strategic objectives for Thomson Reuters. After the end of the year, the CEO reviews each executive committee member’s performance. In March 2015, the CEO and our Chief People Officer made recommendations to the HR Committee regarding the proposed 2015 compensation arrangements for the members of management’s executive committee (other than the CEO). Management also provided the HR Committee with its recommendations for structuring 2015 annual and long-term incentive awards, which, among other things, included guiding principles, financial performance metrics, suggested weightings for each metric and threshold/target/maximum performance goals for each metric. In making recommendations to the HR Committee, the CEO and Chief People Officer propose a compensation program that supports our pay for performance philosophy without encouraging unnecessary or excessive risk taking by management. The CEO and Chief People Officer consider each executive committee member’s performance, the competitiveness of each executive committee member’s compensation and external compensation trends and developments. The CEO is not present during HR Committee or board discussions regarding his own compensation arrangements.

As part of its analysis and decision-making process, the HR Committee received:

•	A summary of the CEO’s performance assessment of each member of his executive committee and a self-assessment of his own performance
•	Executive pay comparisons and tally sheets so the HR Committee could assess proposed and historical compensation arrangements between individuals and against applicable market data
●	This information included base salary, annual incentive award (target dollar amount and target as a percentage of salary), long-term incentive award (target dollar amount and target as a percentage of salary) and target total compensation for each individual, plus the annualized value of any periodic or special long-term equity award
●	The information also indicated the percentage of compensation mix for each individual between fixed and variable, the mix between annual versus long-term incentive awards and a summary of actual/realized pay for each individual for the two most recently completed years
●	A market data comparison for each individual and additional information about competitive compensation considerations and the peer group was also provided to the HR Committee (as discussed later in this section)
•	Input from the HR Committee’s outside independent compensation advisor (who is discussed in more detail below)
•	A summary of a study performed by management’s compensation advisor (who is also discussed in more detail below) comparing the company’s executive retirement arrangements and perquisites against the peer group

Following its review of the information mentioned above and using its own judgment, the HR Committee approved 2015 compensation arrangements for each executive committee member (other than the CEO) and provided a compensation recommendation for Mr. Smith to the board, which made the final decision for the CEO’s arrangement. The board also approved 2015 annual incentive awards and long-term incentive awards (in the form of stock options and PRSUs) based on a recommendation from the HR Committee.

In the first quarter of 2016, the HR Committee reviewed our company’s performance relative to pre-established financial goals and made decisions regarding annual and long-term incentive award payouts for performance periods ended December 31, 2015. Additional information about each named executive officer’s individual 2015 compensation arrangement and individual performance during the year is provided later in this section.

Our Principal Shareholder

We recognize that executive compensation is a key area of interest for shareholders. Woodbridge, our principal shareholder, actively monitors this aspect of our governance given its importance to the achievement of our financial performance goals and long-term success. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders. All of the HR Committee’s members are independent directors, except Messrs. Binet and Clark.

Independent Advisors

The HR Committee has retained an outside consulting firm, Frederic W. Cook & Co., Inc. (FW Cook), to serve as an independent advisor on matters relating to executive compensation since 1998. Representatives of FW Cook generally attend HR Committee meetings, including meeting privately, or “in-camera”, with the committee (when no members of management are present) and have discussions with the Chair and other members of the HR Committee from time to time outside of regularly scheduled meetings.

As part of its ongoing services to the HR Committee, FW Cook assists in evaluating the competitive positioning of senior executive compensation levels and provides guidance and analysis on plan design and market trends and practices to ensure that our program provides executives with competitive compensation opportunities, links compensation to performance and shareholder value creation, is efficient from accounting, tax and cash flow perspectives, and is supportive of emerging best practice corporate governance principles.

FW Cook does not provide any services to Thomson Reuters other than those provided directly to the HR Committee. Any use of FW Cook by Thomson Reuters management would require the HR Committee’s prior approval. In 2015 and 2014, we paid FW Cook the following fees:

	2015	2014	Percentage of total fees
Executive compensation-related fees	$97,527	$135,990	100%
All other fees	$ -	$ -	-
Total annual fees	$97,527	$135,990	100%

In 2015 and 2014, the Corporate Human Resources department also engaged Pay Governance LLC and paid that firm approximately $205,741 and $211,235, respectively, for executive compensation consulting services, including competitive compensation analyses and advice on various other matters.

The HR Committee believes that it is important to receive objective recommendations and input from its outside compensation advisor. SEC and NYSE rules that were adopted under the Dodd-Frank Act require the compensation committee of U.S. public companies to consider six independence-related factors when selecting their compensation advisor and determining whether certain conflicts of interest disclosures must be made. Although foreign private issuers such as Thomson Reuters are exempt from these rules, the HR Committee considered them in February 2016 in relation to FW Cook. The six factors considered by the HR Committee were:

1.	The provision of other services to Thomson Reuters by the advisor;
2.	The amount of fees received from Thomson Reuters by the advisor as a percentage of the total revenue of the advisor;
3.	The policies and procedures of the firm that are designed to prevent conflicts of interest;
4.	Any business or personal relationship of the advisor with a member of the HR Committee;
5.	Any stock of Thomson Reuters owned by the advisor or the advisor’s affiliates; and
6.	Any business or personal relationship of the advisor or any other employee at the firm with an executive officer of Thomson Reuters.

Based on disclosures provided to the HR Committee by FW Cook and in questionnaires provided by our directors and executive officers, the HR Committee views FW Cook as independent.

OUR KEY COMPENSATION PRINCIPLES

“PAY FOR PERFORMANCE” IS THE FOUNDATION OF OUR EXECUTIVE COMPENSATION

We believe that tying a significant component of pay to our company’s achievement of specific financial performance goals motivates our executives to achieve exceptional performance and focus on the goals and objectives that are of the most value to Thomson Reuters.

As shown below, approximately 85% of Mr. Smith’s 2015 target compensation was variable, which included approximately 55% awarded as long-term incentive grants in the form of PRSUs and stock options. On average, approximately 74% of the other named executive officers’ 2015 target compensation was variable, which included approximately 41% awarded as long-term incentive grants in the form of PRSUs and stock options.

As part of its review of executive compensation, the HR Committee reviews targeted values for each component of compensation for each named executive officer. In determining the mix and relative weighting of cash (base salary and annual incentive awards) versus equity-based incentives, the HR Committee considers the appropriate proportion of compensation that should be variable based on the executive’s ability to affect and influence our annual and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through variable short-term and long-term performance-based compensation increases directly with an executive’s level of operational/financial responsibility.

The HR Committee believes this mix and weighting aligns the interests of executives with those of shareholders, provides significant performance incentives and assists in keeping us competitive in the market for high-quality executives.

Total Realized Compensation

To assist shareholders with their assessment of the alignment of pay for performance in our compensation programs, we have provided the table below, which sets forth 2015 “total realized compensation” for each of our named executive officers. These amounts below differ from the amounts reported in the Summary Compensation Table contained later in this circular, which is prepared in accordance with Canadian disclosure rules. The Total Realized Compensation table below is not a substitute for those amounts.

We believe that the Summary Compensation Table prepared in accordance with regulatory requirements can overstate the compensation earned by our named executive officers. In particular, the Summary Compensation Table reflects new long-term incentive awards (PRSUs and stock options) based on their grant date fair value. PRSUs are performance-based awards (which may vest in whole or in part) and the value of stock options is dependent upon appreciation in our company’s share price after the grant date.

Total realized compensation represents what was actually earned by each executive in 2015 and includes the value of base salary, annual and long term incentive awards actually paid in 2015 and the in-the-money value of any vested options that were exercised in 2015. The table excludes a special bonus earned by Ms. Taylor Martin which is discussed later in this section. Total realized compensation for four of our named executive officers in 2015 was substantially lower than their total compensation reflected in the Summary Compensation Table. Mr. Bello’s total realized compensation was higher as he exercised stock options in 2015.

Excluding Mr. Bello’s exercise of options, total realized compensation for 2015 for all of our named executive officers was lower than the target annual amounts. Solid operational performance resulted in above target annual incentive payouts. However, payouts of PRSUs granted in 2013 as part of long-term incentive awards were below target. We believe this is reflective of the strong pay for performance orientation in our compensation programs.

Name	Total Compensation (Realized)	Total Compensation (Summary Compensation Table)*
James C. Smith	$8,364,358	$10,623,258
Stephane Bello	$5,406,523	$4,024,381
Susan Taylor Martin	$1,745,590	$2,136,225
Peter Warwick	$2,424,842	$3,300,362
David W. Craig	$2,450,323	$3,264,170

*	Excludes “pension value” and “all other compensation” to provide a more meaningful comparison.

INCENTIVE PERFORMANCE GOALS ARE LINKED TO KEY MEASURES OF OUR COMPANY’S PERFORMANCE AND STRATEGY

Annual incentives

The HR Committee sets performance goals that focus on superior performance, taking into account current market conditions. The financial performance goals set by the HR Committee reflect our published business outlook, operating plan and long-term strategy.

In the fourth quarter of 2014, senior executives from our businesses met with our CEO, CFO and other Corporate executives to discuss the 2015 operating plan, including specific objectives and targets for the plan. In developing our operating plan, management considered various factors related to our operations, products/services, competition, and economic and market conditions in the countries where we operate. Our board of directors then met with senior management in the first quarter of 2015 to review, discuss and approve the final version of the plan. The HR Committee subsequently set minimum (threshold), target and maximum levels for each of the performance criteria for financial metrics used in our 2015 annual and long-term incentive awards.

In general, the HR Committee sets targets so that the relative difficulty of achieving them is consistent from year-to-year. The HR Committee also reviews past performance against similar targets to assess the effectiveness of targets. Target levels are intended to be ambitious, but achievable. While we met or exceeded our externally communicated financial outlook for the last four years, performance for our Corporate-level annual incentive awards in 2012, 2013 and 2014 was slightly below plan and these awards each paid out at less than 100% of target. 2015 was the first year in five years that a Corporate-level award paid out above target. Annual incentive awards are based 50% on revenues and 50% on adjusted EBITDA less capital expenditures.

Long-term incentives

An executive’s long-term incentive award opportunity is expressed as a percentage of base salary, and an executive’s percentage may be modified up or down for a particular year based on future potential and past performance. In addition, our long-term incentive awards are aligned with key drivers of total shareholder return. In 2015, 50% of the long-term incentive awards that we granted to our CEO and other named executive officers were PRSUs. PRSUs granted in 2015 to our named executive officers will vest in March 2018 only if our adjusted EPS performance and free cash flow per share performance exceeds threshold levels over the three-year performance period ending December 31, 2017. PRSUs for the three-year performance periods ended December 31, 2015, 2014 and 2013 paid out at approximately 57%, 66% and 64% of the target level, respectively. Ms. Taylor Martin’s PRSU grant for the period ended December 31, 2015 paid out at approximately 88% of target.

Long-term incentive awards granted to our named executive officers in 2015 also included stock options (50%). The value of PRSUs and stock options is dependent on our company’s share price.

Discretionary adjustment authority

For both annual incentive awards and PRSUs granted as part of long-term incentive awards, the HR Committee is authorized to make discretionary adjustments to deal with extraordinary, non-recurring or unanticipated business conditions that materially affected our results (positively and negatively), the fairness of the performance targets, or the impact of external changes which have unduly influenced our ability to meet the targets. In recent years, adjustments have related to foreign currency, reorganization costs, changes in accounting practices and various acquisitions and dispositions.

Non-IFRS financial measures

All of the financial metrics that we used in 2015 for our annual and long-term incentive awards are non-IFRS financial measures. Later in this section, we discuss our annual and long-term incentive awards in more detail, and we explain why we use these metrics as part of our performance goals. Please also see the “Additional Information – Non-IFRS Financial Measures” section of this circular for more information about our non-IFRS financial measures.

OUR EXECUTIVES SHOULD BUILD EQUITY IN OUR COMPANY TO ALIGN THEIR INTERESTS WITH OUR SHAREHOLDERS

Our long-term incentive awards are all equity-based and, together with our share ownership guidelines, align the interests of our executives with those of our shareholders and enable our executives to share in our long-term growth and success. Executives are aligned with shareholders because this part of their compensation is tied directly to the long-term performance of the price of our shares.

PRSUs and stock options are designed to reward executives for increases in shareholder value and thereby foster strong alignment between management and shareholders. They also support important management retention objectives as a result of the vesting requirements, which are over a period of years. From time to time, we also grant TRSUs on a highly selective basis to high-performing executives who are critical to retain and/or in recognition of high potential, superior performance and contributions to the company. TRSUs do not have performance conditions and typically vest on a three or five-year basis (depending on the grant).

Through our share ownership guidelines, Mr. Smith and the other members of his executive committee are encouraged to acquire and maintain an equity interest in Thomson Reuters with a value equal to a multiple of their base salary. Until the guideline is met, executive committee members must retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of PRSUs and TRSUs. Unvested TRSUs, PRSUs and stock options do not count toward the guidelines. Share prices of all public companies are subject to market volatility. As a result, executive share ownership guidelines reflect a “once met, always met” standard. This means that if an executive has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the executive will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

The following table shows the share ownership guidelines for our named executive officers as well as their actual share ownership. All share values and the named executive officers’ ownership are as of March 18, 2016. Ms. Taylor Martin became subject to share ownership guidelines in January 2014 when she was appointed President of our Legal business. Mr. Craig became subject to share ownership guidelines in January 2012 when he was appointed President of our Financial & Risk business.

	MINIMUM SHARE OWNERSHIP		ACTUAL SHARE OWNERSHIP
Name	(base salary multiple)	($)	(base salary multiple)	($)

James C. Smith	6x	$9,300,000	11.8x	$18,294,080
Stephane Bello	4x	$3,776,000	6.1x	$5,762,668
Susan Taylor Martin	3x	$1,921,926	2.8x	$1,764,308
Peter Warwick	3x	$2,463,000	4.4x	$3,636,017
David W. Craig	3x	$2,594,600	0.9x	$764,591

WE PAY COMPETITIVE COMPENSATION

The HR Committee utilizes independent market surveys and peer group data to evaluate the competitiveness of our compensation programs. The HR Committee refers to these benchmarks, either wholly or in part, when establishing individual components and overall compensation of our executives to assess the differences between our compensation program and those of the market and the peer group. The experience, skills, historical and expected performance of each executive are also considered by the HR Committee in its decision making.

When constructing our peer group, the HR Committee does not include other Canadian companies with a common Global Industry Classification System (GICS) code. We believe that these other Canadian companies would not provide a meaningful or relevant comparison of financial performance or compensation benchmarking given the differences in industries in which we and the other Canadian companies with a common GICS code operate.

The group of companies that we currently use for informational purposes in the United States largely represents a mix of other information development and delivery companies and professional service providers with which we compete for business, talent and investors. For United Kingdom comparative purposes, we evaluate companies in the FTSE 100 index generally.

The companies that the HR Committee currently reviews as part of this process are publicly traded and have similar business models or strategies which are focused on information development and electronic delivery. Although we believe our company is somewhat unique in terms of its business operations serving the Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science industries, a number of these companies are considered by analysts and shareholders to be our closest public company comparables. Similar to Thomson Reuters, many of these other companies also have significant global operations. When the HR Committee approved our current peer group in 2015, our company’s revenues were about the median of the companies in the group (based on information available at that time).

The companies in the peer group currently consist of:

Accenture plc Automatic Data Processing, Inc. Cablevision Systems Corporation Cognizant Technology Solutions Corporation Computer Sciences Corporation eBay Inc.	The Interpublic Group of Companies, Inc. McGraw Hill Financial, Inc. News Corporation Omnicom Group Inc. Pearson plc RELX Group plc SAP SE	State Street Corporation T-Mobile US, Inc. Time Warner Cable Inc. Wolters Kluwer NV WPP plc

The HR Committee decided to remove Gannett as a peer after it split into two companies. DIRECTV Group was removed after it was acquired by AT&T. Cognizant Technology Solutions Corporation, T-Mobile US, Inc. and State Street Corporation are new additions to the peer group in 2016.

OUR COMPENSATION PROGRAMS TAKE RISK INTO ACCOUNT AND DO NOT ENCOURAGE UNNECESSARY OR EXCESSIVE RISK TAKING

We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to our company’s overall business strategy. In January 2016, Pay Governance provided management with its risk assessment of the Thomson Reuters compensation program. Pay Governance’s report was shared and discussed in detail with the HR Committee in February 2016. As part of its assessment, Pay Governance reviewed our compensation structure and key attributes of our compensation program for senior executives for the purpose of identifying potential sources of risk. Based on its review, Pay Governance was of the view that our compensation program appears unlikely to create incentives for excessive risk tasking and includes meaningful safeguards to mitigate compensation program risk.

The HR Committee and management believe that our compensation programs do not incentivize our executives to take unnecessary or excessive risks because:

•	Most of an executive’s compensation is comprised of longer-term performance opportunities with less emphasis on shorter-term performance opportunities. In 2015, we continued to de-emphasize stock options and only grant them to a very small number of executives. Most of our executives (outside of the CEO’s executive committee) who received long-term incentive awards in 2015 only received PRSUs;
•	The base salary component of each executive’s compensation is fixed and therefore does not encourage risk taking;
•	Our HR Committee annually reviews and determines award design and there are principles and processes with management for approving design changes and performance goals;
•	The HR Committee reviews performance criteria for financial metrics used in our incentive awards, including threshold, target and maximum amounts, to ensure that they are challenging, but achievable;
•	Our incentive awards utilize a number of different financial performance measures and do not rely on a single metric. Each metric has a threshold, target and maximum performance target with pre-defined payout amounts;
•	Our annual incentive awards and PRSUs issued as part of long-term incentive awards have caps for the maximum potential payouts;
•	Our HR Committee has discretionary authority to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate;
•	We have robust share ownership guidelines for our executive committee members which further ties their interests to those of our shareholders over the long-term;
•	We have a recoupment (or “clawback”) policy that permits us to seek reimbursement from the CEO and all of the other members of management’s executive committee in certain circumstances. In March 2015, the HR Committee approved an update to the policy to expand the scope to the entire executive committee (from just executive officers, which is a subset of the executive committee). Our clawback policy provides that the board, at the recommendation of the HR Committee, has the right to seek reimbursement of part of the annual or long-term incentive compensation awarded to a member of the executive committee if in the board’s view, the amount of the compensation was calculated based on the achievement or performance of financial results that were subject to a material restatement (other than a restatement due to, or to comply with, changes in applicable accounting principles or related to an acquisition or disposition). Reimbursement could be sought for any excess amount of compensation that relates to such a material restatement that occurred within 24 months of payment of the compensation, and the member of our executive committee from whom reimbursement is sought would need to have engaged in fraud that caused the material restatement; and
•	Members of the executive committee are prohibited from hedging or pledging company shares (as further discussed later in this compensation discussion and analysis section).

The HR Committee assesses compensation risk on an annual basis as part of its oversight of executive compensation.

For more information about risks that we believe are material to our company, please see the “Risk Factors” section of our 2015 annual report, which is available on our website at www.thomsonreuters.com, as well as on www.sedar.com and www.sec.gov.

2015 COMPENSATION

Base Salary

Base salary is typically determined annually by reference to an executive’s individual performance and experience and our company’s financial performance, as well as competitive considerations, such as salaries prevailing in the relevant market. Base salaries are also evaluated in connection with promotions and other changes in job responsibilities.

The HR Committee establishes Mr. Smith’s base salary and also considers any increases to the base salaries of our other named executive officers based on Mr. Smith’s recommendations for each individual. In addition to the considerations described above, the HR Committee also takes into account any applicable merit increase guidelines established for our employees.

Base salaries for each of our named executive officers are described later in this section of the circular.

Annual Incentive Awards

We provide an annual, cash-based incentive award opportunity to each of our named executive officers which is based on our company’s actual financial performance compared to our annual operating plan for the year.

Each named executive officer’s annual incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations identified through compensation benchmarking.

For 2015 annual incentive awards, potential payouts ranged from 0% to 200% of the target award depending on our financial performance against the goals set by the HR Committee at the beginning of the year.

After meeting with management, the HR Committee decided in March 2015 that no changes would be made to the financial metrics used for 2015 annual incentive awards. The HR Committee concluded that annual incentive awards were working as designed and driving the right leadership behaviors. As a result, the performance goals for 2015 annual incentive awards continued to be based on revenues and adjusted EBITDA less capital expenditures.

•	Revenues – We use revenues because they are commonly used to measure growth of our business.
•	Adjusted EBITDA less capital expenditures (cash OI) – We use adjusted EBITDA less capital expenditures (referred to internally as “cash OI”) because it provides a basis for evaluating the operating profitability and capital intensity of our business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.

These goals were approved by the HR Committee during the first quarter of 2015. Awards were weighted 50% each as they are equally important to our annual objectives.

Financial metric	Annual incentive percentage weighting
Revenues	50%
Adjusted EBITDA less capital expenditures (cash OI)	50%

Annual incentive awards granted to Corporate executives (including our CEO and CFO) continued to be weighted 100% on our company’s consolidated performance. For named executive officers who are Presidents of our business units, the HR Committee maintained the current balance between consolidated performance (30%) and business unit performance (70%) when considering each unit’s objectives for the year. In 2015, annual incentive award payouts for our named executive officers were also subject to modification (up or down) based on individual performance.

In February 2016, the HR Committee determined the extent to which our 2015 annual performance targets were met by comparing our financial results to our performance goals. 2015 actual results were evaluated using foreign currency exchange rates that were used to prepare our 2015 annual operating plan. This has been a long standing policy that has been consistently applied to our annual incentive awards.

Annual Base Salary	x	Target % of Annual Base Salary	x	Actual Company Performance %	=	Payout Amount

The following table sets forth information regarding our 2015 target and actual performance for each financial metric reflected in our Corporate-level annual incentive awards, which had a payout of approximately 105% of target. These results are not directly comparable to similar financial measures that we disclose in our 2015 annual report because they are based on our internal operating plan.

Performance metric (in billions of dollars)	Target performance	Actual performance
Revenues	$12.76	$12.79
Adjusted EBITDA less capital expenditures	$2.56	$2.57

2015 annual incentive awards granted to Ms. Taylor Martin and Mr. Craig were weighted 70% on the performance of the Legal and Financial & Risk business units, respectively. Ms. Taylor Martin’s award had a payout of approximately 105%. Actual performance for the Legal business unit was 111% of target payout for revenues and 99% of target payout for adjusted EBITDA less capital expenditures. Mr. Craig’s award had a payout of 120%, which was modified up by the HR Committee from approximately 105%. Actual performance for the Financial & Risk business unit was 107% of target payout for revenues and 102% of target payout for adjusted EBITDA less capital expenditures. Mr. Craig was the only named executive officer whose 2015 annual incentive award payout was modified by the HR Committee for individual performance. Additional information about Mr. Craig’s 2015 annual incentive award payout is provided in the “2015 Named Executive Officer Compensation and Key Accomplishments” section of this compensation discussion and analysis.

Long-term Incentive Awards

We provide a long-term incentive award to each of our named executive officers that is equity and performance-based. Each named executive officer’s long-term incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations. The HR Committee may decide to increase or decrease an executive officer’s target from year to year.

In 2015, we divided long-term incentive awards for Mr. Smith and our other named executive officers between 50% PRSUs and 50% stock options. This blend was intended to create balance in our long-term incentive awards by ensuring that the program is aligned to shareholder interests, financially efficient and strongly drives executive outcomes with the company’s strategic and business objectives.

In determining the size of PRSU and stock option grants, the HR Committee initially establishes a total target compensation award opportunity for each named executive officer, along with the percentage of this amount to be reflected through long-term incentive awards. The HR Committee then determines the number of PRSUs and stock options to be granted to each named executive officer. In determining long-term incentive grants, the HR Committee generally takes into account the amount of previous allocations. However, the HR Committee does not increase the size of an executive’s new award if a previous award paid out at less than target payout levels and the committee does not reduce the size of an executive’s new award if a previous award paid out at greater than target payout levels because long-term incentive awards are intended to be an incentive for future performance.

PRSUs

Our PRSUs reinforce our pay for performance philosophy and align with the interests of our shareholders. Because the payout for PRSUs is tied to operational results over a long-term period, these awards create a strong “line of sight” between controllable performance and realized compensation, reinforce the importance of achieving specific multi-year financial results and mitigate the impact of stock price volatility on the retention power of the overall program. Costs associated with PRSUs are variable and are incurred only to the extent that the underlying performance goals are achieved. PRSUs thereby ensure a financially efficient outcome to our company by tying expense recognition to the achievement of specific financial goals.

The two financial metrics used for PRSU awards granted in 2015 to our named executive officers were adjusted EPS and free cash flow per share.

•	Adjusted EPS – We use adjusted EPS because it is a primary driver of our long-term financial success by measuring growth in profitability on a per share basis. It is also a measure commonly used by shareholders to measure our success. Adjusted EPS reflects earnings attributable to common shareholders on a per share basis excluding the pre-tax impacts of amortization of other identifiable intangible assets. We further adjust these measures for the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, the results of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares and amortization of the tax charges associated with the consolidation of ownership and management of technology and content assets. The majority of the tax charges are amortized over seven years, which is the period over which the tax is expected to be paid.
•	Free cash flow per share – We use free cash flow per share as a measure of our operating performance because it represents cash available to repay debt, pay common share dividends and fund share repurchases and new acquisitions. We define free cash flow as net cash provided by operating activities and other investing activities less capital expenditures, dividends paid on our preference shares and dividends paid to non-controlling interests.

For 2015 PRSU grants to our named executive officers, each of the financial performance goals were weighted 50% as they are equally important to our long-term objectives:

Financial metric	PRSU percentage weighting
Adjusted EPS performance	50%
Free cash flow per share performance	50%

The number of PRSUs granted to each executive was based on our closing share price on the NYSE on the business day before the grant.

PRSUs granted in 2015 will vest between 0% and 200% in 2018 after the end of the three-year performance period (January 1, 2015 through December 31, 2017), depending on the achievement of the performance goals.

PRSUs also accumulate additional units based on notional equivalents of dividends paid on our common shares. The accumulated dividends are paid on PRSUs that vest when the underlying shares are distributed.

In 2015, recognizing that PRSU terms did not expressly account for abnormally high currency volatility, the HR Committee approved a constant currency methodology for all new and existing PRSU grants. Using this methodology, performance is measured at actual foreign currency rates within a specified performance range to hold management accountable for managing volatility. Constant currency rates are utilized outside of this range when high volatility is outside of management control. We believe this methodology best drives management performance.

The following table sets forth information regarding our 2013 target and actual performance for each financial metric reflected in PRSUs granted to Messrs. Smith, Bello, Warwick and Craig for the three-year performance period ended December 31, 2015. PRSU awards granted in 2013 to those named executive officers utilized adjusted EPS and return on invested capital (ROIC) as the two financial metrics. Adjusted EPS and ROIC for these awards reflected an average performance for the three-year period. The results below are not directly comparable to similar financial measures that we disclose in our 2015 annual report because they are based on our internal operating plan.

Performance metric	Target performance	Actual performance
Adjusted EPS performance	$2.12	$1.92
ROIC performance	6.38%	6.06%

In 2013, Ms. Taylor Martin was not yet the President of our Legal business and as a result, she received PRSUs with different terms and conditions. Ms. Taylor Martin’s 2013 long-term incentive award of PRSUs is discussed later in this section.

Stock options

All options granted in 2015 vest 25% per year over four years. The exercise prices for options granted were based on the fair market value of our common shares on the NYSE on the grant date. Fair market value is considered to be the closing price of the common shares on the day before the grant. The expiration date for options granted in 2015 is 10 years from the grant date. Options expire at the later of the expiration date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Other than their alignment to our company’s share price, options do not contain additional performance goals.

In determining the number of stock options to be granted to each named executive officer, the HR Committee initially determines a target economic value for the total award. For options granted in 2015, the HR Committee calculated the grant date fair values using common share prices and a Black-Scholes valuation (as described in more detail in note 3 to the Summary Compensation Table contained in this circular). The HR Committee uses a Black-Scholes value in order to maintain year-to-year consistency in determining the number of stock options to be granted. By using this value, the number of options is determined primarily by our company’s financial performance as opposed to changes in estimated option values.

TRSUs

TRSUs vest over a specified period of years. While TRSUs are not subject to performance conditions, we believe they are effective retention tools as their value is often seen as more tangible by recipients and they require longer-time service to be earned. The value of TRSUs is directly aligned with our share price and is consistent with our philosophy of paying competitive compensation. No named executive officer received a TRSU grant in 2015.

2015 NAMED EXECUTIVE OFFICER COMPENSATION AND KEY ACCOMPLISHMENTS

The following section provides information about each individual named executive officer’s 2015 performance and compensation. The tables in this section help show how we pay for performance. In the tables below, long-term incentive award performance is reflected at target since these awards will vest in the future.

James C. Smith

President & Chief Executive Officer

Jim Smith has been President & Chief Executive Officer since January 2012. Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters Group PLC (Reuters) by The Thomson Corporation (Thomson) in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Mr. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson.

2015 performance

2015 was a year of solid progress across the company. We made progress continuing to transform Thomson Reuters from a portfolio of individual businesses into a more integrated enterprise that we believe is capable of sustained growth and efficiency. We continued sharpening our focus and prioritizing investments behind the opportunities that we see at the intersection of global commerce and regulation.

Under Mr. Smith’s leadership, we are reallocating more resources and increasing investments in opportunities in our four strategic growth priorities – Legal Software & Solutions, Global Trade Management, Global Tax and Risk Solutions. These four growth areas represented approximately 25% of our 2015 revenues and had double digit revenue growth in 2015.

Mr. Smith was instrumental in 2015 in the establishment of a new Chief Customer Office, which is driving a new “Thomson Reuters Way” of going to market. The Thomson Reuters Way involves a set of shared standards, processes, tools and technology that are utilized across the organization with a focus on increasing customer and revenue retention while driving new sales growth.

Growth in today’s business environment has required us to explore different business models than we have in the past. Mr. Smith encouraged Thomson Reuters leaders to increase our focus on driving growth through more collaboration and stronger relationships with both established and emerging companies and incubators. Some of these initiatives combine another company’s technology, data or other capabilities with our products and services. We believe these initiatives will be attractive to our customers, allow us to innovate more quickly and build sales channels in segments that we could not have reached as quickly on our own.

Highlights of our 2015 financial performance under Mr. Smith’s leadership included the following:

•	Our Financial & Risk business achieved its EBITDA margin target of 30% (on a constant currency basis) in the fourth quarter of 2015. Our Financial & Risk business also reported its second consecutive year of positive net sales reflecting improved customer retention rates, which were approximately 90% at the end of 2015. 2015 was the first year that Financial & Risk reported positive net sales in all four quarters since we acquired Reuters in 2008.
•	Our Legal, Tax & Accounting and Intellectual Property & Science businesses reported 3% organic revenue growth. Legal’s revenues grew 2% organically, up from 1% growth in 2014. Tax & Accounting continued to execute well and had another solid year with revenues up 8%. To sharpen our company’s focus, we announced that we are planning to sell our Intellectual Property & Science business (which is a growing and profitable segment).
•	In 2015, we returned $2.4 billion to shareholders through dividends and share repurchases, bringing our return to shareholders over the last three years to $6 billion. In 2015, we announced our 22nd consecutive annual dividend increase. A subsequent dividend increase was announced for the 23rd consecutive year in February 2016.

2015 compensation

	Target Total Direct Compensation (2014)		Target Total Direct Compensation (2015)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	1,550,000	–	1,550,000	–	15%	–
Annual incentive award	3,100,000	200%	3,100,000	200%	–	30%
Long-term incentive awards	5,425,000	350%	5,812,500	375%	–	55%
Total	10,075,000	–	10,462,500	–	15%	85%

Base salary: Mr. Smith’s salary was unchanged in 2015.

Annual incentive award: Mr. Smith was granted a 2015 Corporate-level award based on our company’s consolidated performance. This award had a payout of approximately 105% of target.

Long-term incentive awards: Mr. Smith’s award opportunity was increased from 350% to 375% of salary in recognition of his sustained leadership and performance. Mr. Smith’s 2015 long-term incentive award grant was split between 50% PRSUs and 50% stock options. PRSUs granted in 2015 have a three-year performance period and will fully vest in March 2018. Stock options granted in 2015 will vest 25% each year over a four-year period. In addition, based on our company’s performance for the three-year period ended December 31, 2015, PRSUs that Mr. Smith received in 2013 vested in March 2016 at approximately 57% of target.

Stephane Bello

Executive Vice President & Chief Financial Officer

Mr. Bello has been Executive Vice President & Chief Financial Officer since January 2012. Mr. Bello was Chief Financial Officer of Thomson Reuters Professional division from April 2008 to December 2011. Mr. Bello joined Thomson in 2001 and was Senior Vice President and Treasurer until April 2008. Prior to joining Thomson, Mr. Bello held several positions at General Motors.

2015 performance

In 2015, under Mr. Bello’s leadership:

•	Our company met or exceeded its financial outlook for 2015. Our revenues from ongoing businesses increased 2% before currency, our adjusted EBITDA margin increased 150 basis points, our underlying operating profit increased 180 basis points and adjusted EPS was up $0.28. Free cash flow was approximately $1.8 billion, an increase of 25% from 2014.
•	The company prioritized investing its capital towards key growth initiatives. As part of these initiatives, Mr. Bello increased the percentage of our product development capital expenditures that are allocated towards these growth areas.
•	Progress continued on the transformation of the Finance function, which included the creation of more standardized planning processes.
•	The company maintained a strong capital structure in line with its stated leverage target. Mr. Bello also oversaw the successful completion of approximately $1.4 billion of shares as part of our company’s buyback program. His Finance group also developed the recommendation to sell our Intellectual Property & Science business as a way to increase our company’s strategic focus.
•	The overall organizational health of the Finance function improved with higher engagement scores and multiple talent initiatives.

2015 compensation

	Target Total Direct Compensation (2014)		Target Total Direct Compensation (2015)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	925,000	–	944,000	–	24%	–
Annual incentive award	1,156,250	125%	1,180,000	125%	–	29%
Long-term incentive awards	1,850,000	200%	1,888,000	200%	–	47%
Total	3,931,250	–	4,012,000	–	24%	76%

Base salary: Mr. Bello’s salary was raised 2% in 2015 to increase the market competiveness of his overall compensation following a benchmarking analysis.

Annual incentive award: Mr. Bello was granted a 2015 Corporate-level award based on our company’s consolidated performance. This award had a payout of approximately 105% of target.

Long-term incentive awards: Mr. Bello’s 2015 award grant was split between 50% PRSUs and 50% stock options. PRSUs granted in 2015 have a three-year performance period and will fully vest in March 2018. Stock options granted in 2015 will vest 25% each year over a four-year period. In addition, based on our company’s performance for the three-year period ended December 31, 2015, PRSUs that Mr. Bello received in 2013 vested in March 2016 at approximately 57% of target.

Susan Taylor Martin

President, Legal

Ms. Taylor Martin has been President, Legal since January 2014. Prior to January 2014, Ms. Taylor Martin held a number of other key leadership positions within the organization, including Managing Director of the Legal business in the U.K. and Ireland, President of Media and Global Head of Corporate Strategy for Reuters. Ms. Taylor Martin joined Reuters in 1993.

2015 performance

Ms. Taylor Martin is focused on positioning our Legal business to power the global legal system by using our content, technology and expertise to help our customers navigate the financial pressures and the regulatory and technology changes that are transforming legal services. Under Ms. Taylor Martin’s leadership of the Legal segment in 2015:

•	Legal grew its revenues 2%, its second consecutive year of improving organic growth.
•	Legal returned its U.S. Online Legal Information business to a full year of growth for the first time since 2009. Legal improved Westlaw retention and continued to grow Practical Law.
•	Legal’s Solutions business grew 6%. Solutions revenue growth was driven by Legal Managed Services, Legal Enterprise Solutions and businesses in the United Kingdom/Ireland and Latin America.
•	Legal continued to launch new products and services, which has also included expanding into new practice areas and jurisdictions.

2015 compensation

	Target Total Direct Compensation (2014)		Target Total Direct Compensation (2015)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	691,411	–	640,642	–	31%	–
Annual incentive award	864,264	125%	800,802	125%	–	38%
Long-term incentive awards	691,411	100%	640,642	100%	–	31%
Total	2,247,086	–	2,082,086	–	31%	69%

Base salary: Ms. Taylor Martin’s salary (as paid in British pounds sterling) was unchanged in 2015. Ms. Taylor Martin’s base salary as reflected in the table above reflects a decrease which is based solely on a translation of British pounds sterling to U.S. dollars.

Annual incentive award: Ms. Taylor Martin’s 2015 annual incentive award was based on a combination of Corporate and business unit level performance, with 30% based on our company’s consolidated performance and 70% based on the performance of the Legal business. Performance results were 105% and 105%, respectively, resulting in a payout of 105% of target.

Long-term incentive awards: Ms. Taylor Martin’s 2015 award grant was split between 50% PRSUs and 50% stock options. PRSUs granted in 2015 have a three-year performance period and will fully vest in March 2018. Stock options granted in 2015 will vest 25% each year over a four-year period.

In 2013, Ms. Taylor Martin received PRSUs prior to her becoming President of our Legal segment (which were different than the PRSUs granted to the other named executive officers). The PRSUs granted to Ms. Taylor Martin in 2013 were based 30% on the consolidated financial performance for our company and 70% based on the performance of the Legal business during that year. Vesting of these PRSUs occurred in March 2016. Ms. Taylor Martin’s 2013 PRSUs were weighted 45% on revenues, 45% on adjusted earnings less capital expenditures and 10% on free cash flow. Ms. Taylor Martin’s 2013 PRSUs vested at approximately 88% of target.

During 2015, Ms. Taylor Martin continued to participate in a special bonus plan which provided her with a cash award for the successful integration and combined financial performance of our Practical Law business and U.K./Ireland Legal business over a three year performance period that ended on December 31, 2015. Ms. Taylor Martin’s target payout for this award was £1 million. The amount of the payout was determined to be approximately £1.84 million and was paid in the first quarter of 2016.

Peter Warwick

Executive Vice President & Chief People Officer

Mr. Warwick has been Executive Vice President & Chief People Officer since January 2012. Mr. Warwick was Chief Operating Officer of Thomson Reuters Professional division from April 2011 to December 2011. Mr. Warwick joined Thomson in 1998 and has held a number of key leadership positions within the organization, including President and CEO of Thomson Reuters Legal, President and CEO of Thomson Tax & Accounting and CEO of Thomson Legal & Regulatory Asia Pacific. Prior to joining Thomson, Mr. Warwick was managing director of Pitman Publishing, deputy chief executive of the Longman Group and chief executive of Pearson Professional in London. Mr. Warwick is a director of Scholastic Corp.

2015 performance

Under Mr. Warwick’s leadership of the Human Resources function in 2015, there was strong progress in our talent and development programs, employee engagement and in embedding our purpose and values deeper into our organization. Key achievements included the following:

•	Employee engagement has improved over the last 18 months, as our various organizational health initiatives have had a positive impact on our staff.
•	Work progressed on rolling out our culture-focused “Purpose and Values” training, with 13,000 employees attending workshops and 5,000 taking an interactive online version.
•	We continued to make progress on our diversity initiatives. As an example, the percentage of women executives at Thomson Reuters increased from 23% in 2012 to 36% in 2015 and hiring of women at Director/Vice President levels is up from 25% in 2013 to 40% in 2015. We also received a CSR Award for Excellence in Promoting Workforce Diversity and Gender Equality and in the United Kingdom, we are only the second company to receive National Equality accreditation.
•	Targets for learning programs were met. Over 6,000 first-line managers have completed a Management at Thomson Reuters program and almost 1,800 Directors and Vice Presidents have attended Advanced Management at Thomson Reuters sessions. 36,000 employees have taken advantage of our new Learning for All site.
•	We developed a new enterprise-wide process to identify and assess talent called the “Winning Formula”. The “Winning Formula” focuses on characteristics that our executive committee believes define great enterprise leadership at Thomson Reuters.

2015 compensation

	Target Total Direct Compensation (2014)		Target Total Direct Compensation (2015)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	805,000	–	821,000	–	25%	–
Annual incentive award	1,006,250	125%	1,026,250	125%	–	31%
Long-term incentive awards	1,408,750	175%	1,436,750	175%	–	44%
Total	3,220,000	–	3,284,000	–	25%	75%

Base salary: Mr. Warwick’s’ salary was raised 2% in 2015 to increase the market competiveness of his overall compensation following a benchmarking analysis.

Annual incentive award: Mr. Warwick was granted a 2015 Corporate-level award based on our company’s consolidated performance. This award had a payout of approximately 105% of target.

Long-term incentive awards: Mr. Warwick’s 2015 award grant was split between 50% PRSUs and 50% stock options. PRSUs granted in 2015 have a three-year performance period and will fully vest in March 2018. Stock options granted in 2015 will vest 25% each year over a four-year period. In addition, based on our company’s performance for the three-year period ended December 31, 2015, PRSUs that Mr. Warwick received in 2013 vested in March 2016 at approximately 57% of target.

David W. Craig

President, Financial & Risk

Mr. Craig has been President, Financial & Risk since January 2012. Mr. Craig was President of Thomson Reuters Governance, Risk & Compliance business from September 2010 through December 2011. Prior to that, Mr. Craig was Chief Strategy Officer of Thomson Reuters from April 2008 to August 2010. He joined Reuters in April 2007 as Head of Strategy. Prior to April 2007, Mr. Craig was a Partner at McKinsey & Company and a Senior Principal and Partner at American Management Systems.

2015 performance

Under Mr. Craig’s leadership of the Financial & Risk segment in 2015:

•	Financial & Risk achieved its 30% EBITDA margin target (before currency) in the fourth quarter, an improvement of more than 400 basis points since 2013.
•	Net sales were positive for the full year and the fourth quarter. It was the first time in seven years that Financial & Risk’s net sales were positive for all four quarters of the calendar year. It also marked seven consecutive quarters of positive net sales.
•	For the full year, Financial & Risk’s revenues were flat before the impact of currency, which was Financial & Risk’s best organic revenue performance since 2011.
•	High-growth areas are becoming an increasingly important component of Financial & Risk’s revenues, with its enterprise Feeds offering growing 8% and Risk revenue up 12% in the fourth quarter of 2015.
•	Financial & Risk improved customer service, which led to higher customer satisfaction and improved customer retention. Financial & Risk also continued to lower its cost base by retiring legacy products, networks and infrastructure.

2015 compensation

	Target Total Direct Compensation (2014)		Target Total Direct Compensation (2015)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	933,405	–	864,867	–	28%	–
Annual incentive award	1,166,756	125%	1,081,083	125%	–	36%
Long-term incentive awards	1,166,756	125%	1,081,083	125%	–	36%
Total	3,266,917	–	3,027,033	–	28%	72%

Base salary: Mr. Craig’s salary was unchanged (as paid in British pounds sterling) in 2015. Mr. Craig’s base salary as reflected in the table above reflects a decrease which is based solely on a translation of British pounds sterling to U.S. dollars.

Annual incentive award: Mr. Craig’s 2015 annual incentive award was based on a combination of Corporate and business unit level performance, with 30% based on our company’s consolidated performance and 70% based on the performance of the Financial & Risk business. Performance results were 105% and 105%, respectively, resulting in a payout of 105% of target. The HR Committee increased the payout percentage to 120% in recognition of Mr. Craig’s outstanding performance, noting his leadership in connection with the Financial & Risk’s improved operating and financial performance and the unit achieving its 30% EBITDA target in the fourth quarter of the year.

Long-term incentive awards: Mr. Craig’s 2015 award grant was split between 50% PRSUs and 50% stock options. PRSUs granted in 2015 have a three-year performance period and will fully vest in March 2018. Stock options granted in 2015 will vest 25% each year over a four-year period. In addition, based on our company’s performance for the three-year period ended December 31, 2015, PRSUs that Mr. Craig received in 2013 vested in March 2016 at approximately 57% of target.

Retirement and Other Benefits

Our retirement and other benefits are designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers. Some of our longer service executives, including Messrs. Smith, Bello and Warwick, have a supplemental executive retirement plan (SERP) which provides a vested pension benefit as a percentage of final average earnings based on meeting service and age criteria. We no longer offer SERPs to new executives. For more information about retirement and other pension benefits provided to each named executive officer, please see the “Pension and Other Retirement Benefits” subsection of the “Executive Compensation” section of this circular.

Perquisites and Other Personal Benefits

The HR Committee periodically reviews the perquisites and other personal benefits provided to our executive officers. Over the past few years, we have reduced and eliminated various perquisites and other personal benefits provided to our named executive officers (and other members of senior management) in order to simplify our compensation program, better align with emerging trends and focus on performance-based variable incentives. Only those perquisites which the HR Committee believes provide a significant benefit to our company on a cost-effective basis have been retained.

For our named executive officers, perquisites provided in 2015 consisted of:

•	Executive physicals – this benefit can be provided by our company on a coordinated basis at a reasonable price to our organization and reduces the risk that we will lose an executive to an unforeseen medical or health issue, while minimizing the amount of time an executive needs to spend away from the office.
•	Use of company automobiles – this benefit is available to Mr. Smith, who is entitled to use a car and driver, which allows him to devote additional time to Thomson Reuters business. Mr. Warwick and Mr. Craig have access to a company car service and Ms. Taylor Martin is provided with an annual car allowance as part of her U.K. employment arrangement.
•	Tax and financial planning assistance – this benefit allows our named executive officers to utilize the services of a limited number of professional advisors who are familiar with our compensation structure and benefit programs. Thomson Reuters benefits from being able to minimize the number of advisors with which it works.

In 2015, Mr. Smith was authorized to use corporate leased aircraft on two occasions for personal reasons. Mr. Smith reimbursed our company in an amount calculated using Standard Industrial Fare Levels (SIFL), as published by the U.S. Internal Revenue Service. For additional information, please see the “Summary Compensation Table” later in this proxy circular.

We offer a package of expatriate benefits to all employees on a company-requested long-term assignment to a foreign location. Standard benefits include a housing allowance, a cost of living allowance, health and welfare benefits and tax equalization. The only named executive officer currently entitled to receive expatriate benefits is Ms. Taylor Martin, who is on a company-requested long-term assignment to the United States.

Insurance Policies

Our company provides group life insurance to certain of our U.S. employees in the amount of their annual salary up to a maximum of $400,000. Employees may increase this coverage at their expense. Messrs. Smith, Bello and Warwick are eligible for this benefit.

Ms. Taylor Martin and Mr. Craig each have company-provided life insurance coverage equal to four times their respective base salaries.

Termination Benefits

Each of our named executive officers may be eligible to receive certain payments and benefits if their employment is terminated under certain circumstances. Additional information is provided in the “Termination Benefits” subsection of this circular. The HR Committee believes that potential termination benefits enhance our ability to attract and retain our executive officers. These benefits do not enhance an executive’s income while employed at our company and are independent of direct compensation decisions made annually.

Equity Grant Policy

We have an equity grant policy which sets forth approval requirements for off-cycle awards. Under the policy, the CEO is authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the CEO’s approval authority are submitted to the HR Committee. In addition, under the policy, unless we are in a designated closed period or are in possession of material nonpublic information, off-cycle awards are granted on the last business day of each month.

New hire awards are made on the last business day of the month during which the grantee commenced employment with Thomson Reuters.

Promotion-related awards are made on the last business day of the month during which the grantee’s promotion was made effective by Thomson Reuters. If we are in a designated closed period or otherwise are in possession of material nonpublic information on the date that a grant would typically be made, then the grant is not made until the last business day of the month after the closed period has ended, or when we are no longer in possession of material nonpublic information.

Annual grants of annual incentive awards and long-term incentive awards are typically approved at the board’s meeting in March of each year.

Insider Trading Policy/Pledging and Hedging Restrictions

Our directors and members of the executive committee are required to obtain pre-clearance prior to trading in Thomson Reuters securities. Directors and executive committee members may only trade in securities of our company during designated open periods when they do not possess material nonpublic information. Our open periods begin on the business day after we release quarterly or annual earnings and end on the last business day of the quarter or year. Directors and executive officers report their transactions in our securities through the System for Electronic Disclosure by Insiders (SEDI) in Canada, which can be accessed at www.sedi.ca. Our directors and executive officers are exempt from reporting their transactions with the U.S. Securities and Exchange Commission (SEC) as our company is a foreign private issuer for SEC purposes.

Our directors and executive committee members are prohibited from pledging Thomson Reuters securities or holding them in margin accounts.

Our directors, officers and employees are restricted from purchasing financial instruments or otherwise engaging in transactions that are designed to, or have the effect of, hedging or offsetting any decrease in the market value of Thomson Reuters securities. Prohibited transactions of this type including, but not are limited to, trading in puts and calls in Thomson Reuters securities, short sales of Thomson Reuters securities and other types of hedging transactions, such as prepaid variable forward sale contracts, equity swaps and collars.

Performance Graphs

The following graphs compare our cumulative total shareholder return, assuming reinvestment of dividends, of C$100 and US$100 invested in our common shares for the periods presented. Our common shares are listed on the New York Stock Exchange (NYSE) in U.S. dollars and on the Toronto Stock Exchange (TSX) in Canadian dollars under the symbol “TRI”.

Cumulative Value of a C$100 Investment

A significant portion of our revenues is generated in U.S. dollars and our financial statements are expressed in U.S. dollars. As such, the appreciation of the U.S. dollar relative to the Canadian dollar can have a favorable effect on the value of our Canadian dollar-denominated common shares. Our common shares are included in the S&P/TSX Composite Index.

Cumulative Value of a US$100 Investment

Historic Named Executive Officer Compensation

Over the past five years (from January 1, 2011 to December 31, 2015), the total shareholder return of our U.S. and Canadian-dollar denominated common shares increased approximately 23% and 70%, respectively. As reflected in the graph below, 2015 total direct compensation (base salary, annual and long-term incentive awards, but excluding pension values from the Summary Compensation Table) for all of our named executive officers was lower than the corresponding values in 2011. During this same period, the total shareholder return for our shares was below that of the S&P 500 composite index but was well above the S&P/TSX 60 composite index, primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar in recent years.

In the graph below, values for 2012 for our named executive officers are higher than other years as they include a number of special TRSU grants related to executive changes. These TRSU grants are not part of an executive’s regular annual compensation. 2012 compensation reflected special awards granted for new executive appointments, including Mr. Smith’s appointment as our CEO, Mr. Bello’s appointment as our CFO and Mr. Craig’s appointment as President, Financial & Risk. Several other executive officers received TRSU grants in 2012 in connection with promotions that involved increased responsibilities.

We believe that the five-year trend set forth below reflects thoughtful and balanced compensation decision-making related to our CEO and our named executive officers.

2016 Key Compensation Decisions

In March 2016, following a benchmarking review, the Board raised Mr. Smith’s 2016 target total direct compensation (as indicated in the table below) to increase its market competitiveness.

	Target Total Direct Compensation (2015)			Target Total Direct Compensation (2016)
	$	% of base salary	Change from 2015	$	% of base salary
Base salary	1,550,000	–	50,000	1,600,000	–
Annual incentive award	3,100,000	200%	–	3,200,000	200%
Long-term incentive award	5,812,500	375%	175%	8,800,000	550%
Total	10,462,500	–	3,137,500	13,600,000	–

In 2016, also following a benchmarking review, Mr. Bello’s base salary was increased 6% to $1,000,000 to increase its market competitiveness. In addition to his annual incentive award and long-term incentive award, he was also granted a special award of additional PRSUs with a value of $1,500,000. Mr. Bello’s additional PRSUs will vest 100% in 2019 at the same time as the PRSUs that he received as part of his long-term incentive award for the three year performance period ending December 31, 2018.

Executive Compensation

SUMMARY COMPENSATION TABLE

The table below shows the compensation earned in the last three years by our named executive officers. Total compensation as reflected in the table below includes various items based on grant date fair value of awards as well as accounting and actuarial assumptions, which are not necessarily indicative of actual compensation realized by our named executive officers. To supplement this required disclosure, we have included a supplemental table in the “Compensation Discussion and Analysis” section of this circular called “Total Realized Compensation” which shows total actual compensation realized by each named executive officer in 2015.

					Non-equity incentive plan compensation ($)		Pension value ($)[1,6]	All other compensation ($)[1,7]	Total compensation ($)[1]
Name and principal position	Year	Salary ($)[1]	Share- based awards ($)[2]	Option-based awards ($)[3]	Annual incentive plans[1,4]	Long-term incentive plans[5]
James C. Smith President and Chief Executive Officer	2015	1,550,000	2,906,410	2,906,268	3,260,580	–	31,000	72,230	10,726,488
	2014	1,550,000	2,712,535	2,712,544	2,847,350	–	(13,000)	31,857	9,841,286
	2013	1,550,000	1,937,689	1,937,516	2,750,940	–	(7,000)	29,630	8,198,775
Stephane Bello Executive Vice President and Chief Financial Officer	2015	939,315	925,090	925,012	1,234,964	–	344,000	32,673	4,401,054
	2014	909,135	900,194	900,016	1,047,782	–	266,000	34,112	4,057,239
	2013	850,000	2,392,726	850,026	942,863	–	416,000	31,442	5,483,057
Susan Taylor Martin President, Legal	2015	640,642	327,060	326,799	841,724	2,803,779	915	9,929	4,950,848
	2014	691,411	2,055,489	347,842	858,905	–	646,634	131,659	4,731,940
	2013	562,746	526,918	–	495,273	–	110,986	10,192	1,706,115
Peter Warwick Executive Vice President and Chief People Officer	2015	817,054	704,680	704,406	1,074,222	–	132,000	28,386	3,460,748
	2014	791,442	682,659	682,526	910,007	–	13,000	29,510	3,109,144
	2013	780,000	682,711	682,514	865,215	–	203,000	29,262	3,242,702
David W. Craig President, Financial & Risk	2015	864,867	551,815	551,428	1,296,060	–	–	150,808	3,414,978
	2014	919,412	569,622	569,355	1,007,227	–	–	163,559	3,229,175
	2013	859,751	559,002	558,810	968,832	–	–	152,242	3,098,637

1.	Ms. Taylor Martin and Mr. Craig have been paid in British pounds sterling (GBP). Amounts reflected in this table for Ms. Taylor Martin and Mr. Craig have been translated to U.S. dollars using the average GBP/U.S. dollar exchange rate for the applicable year, which was GBP 1 = US$1.5253 for 2015, GBP 1 = US$1.6462 for 2014 and GBP 1 = US$1.56 for 2013. Base salaries for Ms. Taylor Martin and Mr. Craig were unchanged in 2015 from 2014. Changes in this table are related to fluctuations in the average GBP/U.S. dollar exchange rate from year to year.
2	Long-term incentive awards granted in 2015, 2014 and 2013 represent the grant date fair value of PRSUs for the three year performance periods that end on December 31, 2017, 2016 and 2015, respectively, as well as the grant date fair value of TRSUs. TRSUs are not part of a named executive officer’s typical annual compensation. In 2014, Ms. Taylor Martin was the only named executive officer who received both PRSU and TRSU awards. The grant date fair value of those PRSUs and TRSUs was $347,989 and $1,707,500, respectively. In 2013, Mr. Bello was the only named executive officer who received PRSU and TRSU grants. The grant date fair value of those PRSUs and TRSUs was $850,226 and $1,542,500, respectively. The grant date fair value of all 2015, 2014 and 2013 awards were based on the closing price of our common shares on the NYSE on the date prior to the grant date. Additional information about our long-term incentive awards and TRSU grants is provided in the “Compensation Discussion and Analysis” section of this circular.
3	For options granted on March 4, 2015 and March 5, 2014, we calculated the grant date fair value based on the closing common share price on the date prior to the grant date and used a Black-Scholes valuation of this share price. For options granted on March 6, 2013, we calculated the grant date fair value based on the closing common share price and the average of Black-Scholes valuations of 2012 grants.

The following table provides additional information about options granted to named executive officers in the last three years, including differences between grant date fair value and accounting fair value.

Grant Date	Grant Date Fair Value (per option)	Applicable Share Price	Black-Scholes Valuation	Accounting Fair Value (per option)	Difference Between Grant Date Fair Value and Accounting Fair Value (per option)
March 4, 2015	$3.47	$39.50	8.78%	$3.91	$0.44
March 5, 2014	$4.73	$34.15	13.86%	$4.50	$0.23
March 6, 2013	$5.05	$30.85	16.36%	$4.39	$0.66

The following table sets forth the differences between the grant date fair values and the accounting fair values for options granted in the last three years to each named executive officer.

	GRANT DATE FAIR VALUE VS. ACCOUNTING FAIR VALUE
Name	2015	2014	2013
James C. Smith	$370,312	$133,639	$253,367
Stephane Bello	$117,864	$44,341	$111,157
Susan Taylor Martin	$41,640	$17,137	–
Peter Warwick	$89,754	$33,626	$89,252
David W. Craig	$70,262	$28,050	$73,075

The number of stock options granted to each named executive officer that were outstanding as of December 31, 2015 is set forth in the “Incentive Plan Awards” subsection that follows later in this circular.

4	Annual cash incentive payouts are with respect to performance during 2015, 2014 and 2013. Payouts were made in the first quarter of 2016, 2015 and 2014, respectively, following certification of the achievement of applicable performance goals. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.
5	Ms. Taylor Martin’s amount for 2015 reflects a special cash bonus award earned in connection with the successful integration and combined financial performance of our Practical Law business and U.K./Ireland Legal business over the three year period that ended on December 31, 2015. A payout was made in the first quarter of 2016.
6	Pension value represents the compensatory portion of the change in the accrued pension obligation. The amount reflected for each of Messrs. Bello and Warwick in 2015 was due to an increase in their base salary. The amount reflected for Ms. Taylor Martin in 2014 was due to an increase in her base salary. As part of her participation in one of our U.K. defined benefit pension plans, Ms. Taylor Martin has agreed to a 6% salary sacrifice arrangement. The U.K. subsidiary that employs Ms. Taylor Martin then contributes this amount to the plan along with a company contribution. The amounts reflected for Ms. Taylor Martin in this column of the table are net of her salary contributions of $38,439, $41,485 and $32,827 for 2015, 2014 and 2013, respectively, as the “Salary” column of this table reflects Ms. Taylor Martin’s total salary (prior to her contribution to the plan). Additional information is provided in the “Pension and Other Retirement Benefits” section of this circular.
7	All other compensation for 2015 includes the following perquisites:

●	For Mr. Smith, $43,870, which reflects the total incremental direct, variable operating costs of his use of corporate aircraft for personal reasons, less his reimbursements to our company for such travel as calculated using Standard Industry Fare Level (SIFL) rates, as published by the U.S. Internal Revenue Service.
●	For Mr. Bello, tax and financial planning advice of $19,955.
●	For Ms. Taylor Martin, a company car allowance of $9,929.
●	For Mr. Warwick, tax and financial planning advice of $15,655.
●	For Mr. Craig, use of a company car service of $47,024.

All other compensation for 2015 for Messrs. Smith, Bello and Warwick also includes company matching contributions under the U.S. employees’ 401(k) retirement savings plan, which is described in Appendix A to this circular. All other compensation for 2015 for Mr. Craig also includes $60,541 of company contributions to the defined contribution plan in which he participates and a related cash payment to him of $43,243 which was made in lieu of a company contribution to the plan in that amount. Additional information is provided in the “Pension and Other Retirement Benefits” section of this circular.

The value of DSU and RSU dividend equivalents credited or paid to named executive officers is not included within “All other compensation” as the right to receive dividends has been factored into the reported grant date fair value of the awards.

Mr. Smith does not receive additional compensation for serving on our board of directors.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth certain information regarding outstanding stock option and RSU awards granted to our named executive officers as of December 31, 2015. The value of unexercised in-the-money options is based on the difference between the closing price of our common shares on the NYSE on December 31, 2015 (the last trading day of the year) and the exercise price of the applicable option. The market or payout value of share-based awards that have not vested is based on the total of TRSUs and the target amount of PRSUs granted for long-term incentive awards, using the closing price of our common shares on the NYSE on December 31, 2015. PRSU awards may or may not pay out, depending on our company’s performance against targets. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
James C. Smith	120,310	$42.96	2/22/2017	–	497,219	$18,819,739	–
	156,500	$37.15	5/7/2018	$109,550
	189,400	$23.25	3/3/2019	$2,765,240
	130,210	$35.22	3/2/2020	$342,452
	130,900	$38.98	3/2/2021	–
	393,010	$28.36	3/7/2022	$3,729,665
	383,890	$30.85	3/6/2023	$2,687,230
	573,090	$34.15	3/5/2024	$2,120,433
	838,000	$39.50	3/4/2025	–
Stephane Bello	31,880	$42.96	2/22/2017	–	252,707	$9,564,960	–
	39,090	$37.15	5/7/2018	$27,363
	34,280	$35.22	3/2/2020	$90,156
	36,380	$38.98	3/2/2021	–
	30,428	$28.36	3/7/2022	$288,762
	84,210	$30.85	3/6/2023	$589,470
	190,150	$34.15	3/5/2024	$703,555
	266,720	$39.50	3/4/2025	–
Susan Taylor Martin	17,810	$23.25	3/3/2019	$260,026	117,796	$4,458,579	–
	12,790	$35.22	3/2/2020	$33,638
	12,740	$38.98	3/2/2021	–
	47,550	$28.36	3/7/2022	$451,250
	73,490	$34.15	3/5/2024	$271,913
	94,230	$39.50	3/4/2025	–
Peter Warwick	73,310	$42.96	2/22/2017	–	63,938	$2,420,053	–
	82,160	$37.15	5/7/2018	$57,512
	71,780	$35.22	3/2/2020	$188,781
	84,180	$38.98	3/2/2021	–
	134,890	$28.36	3/7/2022	$1,280,106
	135,230	$30.85	3/6/2023	$946,610
	144,200	$34.15	3/5/2024	$533,540
	203,110	$39.50	3/4/2025	–
David W. Craig	9,400	$37.15	5/7/2018	$6,580	224,764	$8,507,317	–
	4,730	$23.25	3/3/2019	$69,058
	27,390	$35.22	3/2/2020	$72,036
	31,850	$38.98	3/2/2021	–
	111,770	$28.36	3/7/2022	$1,060,697
	110,720	$30.85	3/6/2023	$775,040
	120,290	$34.15	3/5/2024	$445,073
	159,000	$39.50	3/4/2025	–

The closing price of our common shares on December 31, 2015 (the last trading day of the year) on the NYSE was $37.85. During 2015, the high and low market prices for our common shares on the NYSE were $42.64 and $36.97, respectively.

Restricted Share Units – Aggregate Number and Value

The following table sets forth the aggregate number and the value of RSUs held by our named executive officers as of December 31, 2015, based on the closing price of our common shares on the NYSE on December 31, 2015. RSU amounts below include additional units received from notional dividend equivalents. In 2015, we granted the following additional units from notional dividend equivalents to our named executive officers: Mr. Smith – 16,564; Mr. Bello – 8,223; Ms. Taylor Martin – 3,855; Mr. Warwick – 1,982; and Mr. Craig – 7,371. Those additional units do not vest until the underlying RSUs vest. For additional information about our RSUs, please see the “Compensation Discussion and Analysis” section of this circular.

Name	TRSUs (#)	PRSUs (#)*	Total RSUs(#)*	Value ($)*
James C. Smith	268,099	229,120	497,219	18,819,739
Stephane Bello	170,290	82,417	252,707	9,564,960
Susan Taylor Martin	81,902	35,894	117,796	4,458,579
Peter Warwick	–	63,938	63,938	2,420,053
David W. Craig	172,735	52,029	224,764	8,507,317

*Assumes vesting of PRSUs at the target amount (100%).

Incentive Plan Awards – Value Vested or Earned in 2015

The following table sets forth information regarding incentive plan awards that vested or were earned in 2015. The value of share-based awards reflects the vesting of certain RSUs, including PRSUs for the performance period of January 1, 2013 through December 31, 2015 and TRSUs. The dollar value of these units reflects the number of units vested/earned multiplied by the closing price of our common shares on the NYSE on the vesting date. Non-equity incentive plan compensation reflects the value of annual cash incentive awards earned for 2015. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
James C. Smith	2,666,283	3,491,008	3,260,580
Stephane Bello	944,668	629,477	1,234,964
Susan Taylor Martin	233,381	246,043	841,724
Peter Warwick	850,612	697,781	1,074,222
David W. Craig	699,647	578,230	1,296,060

Equity Compensation Plan Information

The following table provides information as of December 31, 2015 regarding our common shares that may be issued under our stock incentive plan. For more information about our stock incentive plan and other plans under which we may issue common shares, please see the “Description of Equity Compensation and Other Plans” section below and Appendix A to this circular.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:
Stock options	8,912,699	US$35.13	–
TRSUs	3,951,970	N/A1	–
PRSUs	3,300,195	N/A1	–
Total	16,164,864	–	7,121,298
Equity compensation plans not approved by security holders	–	–	–
Total	16,164,864	–	7,121,298

1	Unlike stock options, RSUs do not have an applicable exercise price.

Description of Equity Compensation and Other Plans

We are authorized to issue common shares under the following plans:

●	Stock incentive plan;
●	Deferred compensation plan; and
●	Employee stock purchase plans.

We also maintain a share plan for our non-employee directors but any shares needed to satisfy our obligations under those plans are purchased in the open market, so there is no dilutive effect. Until 2015, we permitted U.S. employees participating in our 401(k) retirement savings plan to contribute to a company stock fund as an investment option in the plan. Any share obligations for the 401(k) retirement savings plan were also purchased in the open market. We also grant cash-based awards under our phantom stock plan.

Copies of our stock incentive plan, deferred compensation plan and employee stock purchase plans are available to any shareholder upon request by writing to: Thomson Reuters, Attention: Associate General Counsel, Corporate & Securities, Metro Center, One Station Place, Stamford, Connecticut 06902, United States.

The tables set forth in Appendix A to this circular provide information regarding the key features of our plans. Our director compensation plan is described in the “About Our Directors – Director Compensation and Share Ownership” section of this circular.

P ENSION AND OTHER RETIREMENT BENEFITS

The following describes pension and other retirement benefits provided to our named executive officers.

Defined Benefit Pension Plans

●	U.S. – Messrs. Smith, Bello and Warwick participate in a broad based, U.S. defined benefit pension plan which has been closed to new participants since 2006. The plan is funded by one of our wholly owned U.S. subsidiaries and is qualified under U.S. federal income tax laws. Benefits under the plan are subject to a maximum annual benefit based on eligible compensation limits set forth by the U.S. Internal Revenue Code. In 2015, the eligible compensation limit was $265,000 and the maximum annual benefit limit under the pension plan was $210,000.
●	U.K. – Our broad based, defined benefit pension plans in the U.K. have been closed to new participants since 2001. Ms. Taylor Martin participates in one of these plans. As part of her participation, Ms. Taylor Martin has agreed to a 6% salary sacrifice arrangement, which is commonly used in the U.K. As part of this arrangement, Ms. Taylor Martin gives up that portion of her salary in exchange for the U.K. subsidiary that employs her contributing the amount of her sacrificed salary to the plan, along with a company contribution. Mr. Craig did not participate in these plans as he joined our company in 2008. Mr. Warwick was a participant in one our U.K. defined benefit plans and has an accrued benefit based on his service from January 1, 1998 to December 31, 2000.

Defined Contribution Plans

●	U.S. – Messrs. Smith, Bello and Warwick participate in a 401(k) retirement savings plan, which provides for company matching contributions to amounts contributed by each of them to the plan. For additional information, please see Appendix A to this circular.
●	U.K. – Ms. Taylor Martin does not participate in our U.K. defined contribution plans. As part of Mr. Craig’s participation in a plan, one of our U.K. subsidiaries contributes a percentage of his base salary on an annual basis. In 2013, the company contribution percentage for Mr. Craig was 12%. In each of 2014 and 2015, one of our U.K. subsidiaries contributed 7% of Mr. Craig’s base salary as a company contribution and Mr. Craig received 5% of his base salary as a cash payment in lieu of a greater company contribution to the plan.

Retirement Plus Plans

●	We provide a supplemental benefit to Messrs. Smith, Bello and Warwick through a “retirement plus” plan which is an unfunded, non-qualified defined benefit plan. Messrs. Smith, Bello and Warwick receive allocations with respect to compensation above the eligible compensation limits imposed by the U.S. Internal Revenue Service (IRS) and subject to a maximum eligible “retirement plus” plan compensation limit of $300,000. In 2015, the IRS compensation limit was $265,000. As a result, Messrs. Smith, Bello and Warwick received allocations of $2,951, 2,352 and $6,150, respectively, in 2015 under this plan. Amounts under this plan are paid from our general assets.

SERPs. As an important retention tool, we also provide Messrs. Smith, Bello and Warwick with a supplemental executive retirement plan (SERP). SERPs require participants to achieve certain years of service with our company and meet specified age requirements in order to receive benefits. Mr. Smith’s, Mr. Bello’s and Mr. Warwick’s SERPs are unfunded, non-qualified defined benefit pension plans under which benefits are paid from our general assets. SERP benefits supplement amounts received by Messrs. Smith, Bello and Warwick under our other defined benefit plans (i.e., the pension plan and retirement plus plan) and our defined contribution plans, which are funded by company contributions and earnings attributable to such contributions. Messrs. Smith, Bello and Warwick are currently vested in their SERP benefits.

The combined annual benefit under the pension plan, retirement plus plan and SERP for Messrs. Smith, Bello and Warwick is a pension equal to a percentage of their final base salary, following vesting and commencing upon retirement or termination of employment. This percentage of final base salary is 60% for Mr. Smith and 50% for each of Messrs. Bello and Warwick. For Messrs. Smith and Bello, the benefit amount will be reduced by 5% for each year by which retirement precedes age 62. Mr. Warwick is 64 years old, so there would be no reduction in connection with his retirement. In certain circumstances, each of Messrs. Smith and Bello will be entitled to a pension upon disability. The annual benefit is payable for life, with a spousal survivor pension of 50% of the officer’s pension. Annual benefit amounts are not subject to reductions for social security benefits.

Defined Benefit Plans Table

The following table sets forth defined benefit plan information related to our named executive officers.

		Annual benefits payable ($)[1,2]
Name	Number of years credited service (#)	At year end	At age 65	Opening present value of defined benefit obligation ($)[3]	Compensatory change ($)[4]	Non-compensatory change ($)[5]	Closing present value of defined benefit obligation ($)[6]
James C. Smith	33.25	930,000	930,000	11,955,000	31,000	(356,000)	11,630,000
Stephane Bello	14.42	472,000	472,000	4,638,000	344,000	(185,000)	4,797,000
Susan Taylor Martin	22.51	240,348	347,014	5,198,352	39,354	144,144	5,381,850
Peter Warwick	18.00	411,000	411,000	6,999,000	132,000	(536,000)	6,595,000
David W. Craig	–	–	–	–	–	–	–

1	Annual benefits payable at year-end and at age 65 represent the estimated pension earned for all service to date, and based on total service projected to age 65, respectively. Benefits are calculated based on pensionable earnings used for the 2015 actuarial valuations, projected to retirement for the accrued obligation calculations. Benefits are also based on the terms of current retirement agreements. Benefits payable at year-end do not include any reduction that may apply if a named executive officer retires prior to his or her normal retirement date.
2	Annual benefits at age 65 for SERP participants (Messrs. Smith, Bello and Warwick) are the same at year-end since the benefit under the SERP plan is not service-related. The amount of benefits reported at year-end for Mr. Bello assumed he would remain with Thomson Reuters until age 55 and that otherwise only the pension plan and defined benefit retirement plus plan benefits in the amount of $59,000 would be payable. Mr. Bello turned 55 in February 2016. Reported benefit amounts are the amounts payable as joint and survivor annuities.
3	The accrued obligation represents the value of the projected pension benefit from all pension plans earned for all service through December 31, 2014 (measurement date for 2014 year-end disclosure). The key assumptions for Messrs. Smith, Bello and Warwick include a discount rate of 4.05%, a rate of compensation increase of 3.5% and the RP-2014 Mortality Table with MP-2014 Generational Improvement Scale. The key assumptions for Ms. Taylor Martin include a discount rate of 3.50%, a rate of pensionable salary increases of 3.95%, deferred pension increases of 2.25% and pension increases of 2.95% and 1.90%.
4	Compensatory changes include gross service cost (with interest to end of year) plus plan changes and differences between actual and estimated earnings. Ms. Taylor Martin participates in one of our U.K. defined benefit pension plans and has agreed to a 6% salary sacrifice arrangement. The U.K. subsidiary that employs Ms. Taylor Martin then contributes this amount to the plan along with a company contribution. Ms. Taylor Martin’s salary contribution in 2015 represented $38,439 of the compensatory change reflected in this table. The remaining portion of the gross compensatory change reflected in this table was $915 related to an additional year of service cost largely offset by the lower than expected salary increase.
5	The non-compensatory change includes the interest cost on the accrued obligation and, for Messrs. Smith, Bello and Warwick, the impact of the change in discount rate from 4.05% to 4.40% and the change in mortality table to the RP-2015 mortality table with MP-2015 generational improvement scale. For Ms. Taylor Martin, the impact reflects the change in discount rate from 3.50% to 3.65%.
6	The accrued obligation represents the estimated value of the projected pension benefit from the U.S. and U.K. pension plans, retirement plus plan and the SERPs earned for all service through December 31, 2015 (measurement date for 2015 year-end disclosure). The key assumptions for the SERP for Messrs. Smith, Bello and Warwick include a discount rate of 4.40%, a rate of compensation increase of 3.50% and the RP-2015 mortality table with MP-2015 generational improvement scale. The key assumptions for Ms. Taylor Martin include a discount rate of 3.65%, a rate of pensionable salary increases of 4.05%, deferred pension increases of 2.35% and pension increases of 3.00% and 1.95%.

TERMINATION BENEFITS

Potential Payments upon Termination

For severance payments, each of our named executive officers would be entitled to two years of salary continuation in the event of involuntary termination without cause. We typically pay severance in accordance with our standard payroll practices, as opposed to in a lump sum.

For annual cash incentive awards, pursuant to plan terms and conditions, if a named executive officer’s employment ended on or after July 1 due to involuntary termination without cause, death, disability or a change of control, then he or she would ordinarily be entitled to receive a pro-rated payment based on the number of days worked in the year. This type of payment would typically be made at an assumed target rate, and the payment would occur prior to year-end. Annual cash incentive payments are otherwise made following completion of the financial year, after measuring our company’s actual performance against predetermined goals. Each of our named executive officers would not receive an annual cash incentive award if his or her employment ended due to involuntary termination for cause or voluntary termination/resignation. Notwithstanding plan terms and conditions, Ms. Taylor Martin’s employment agreement provides that if we involuntarily terminate her without cause, she would be entitled to her full annual cash incentive award payment based on the assumed target rate applicable for the year in which termination occurs.

For stock options, pursuant to award terms and conditions, unvested options would vest or be forfeited as set forth below.

Termination Event	Vested Options	Unvested Options	Exercise Period
Holder’s business ceases to be a subsidiary of Thomson Reuters (2006)	Remain exercisable	Fully vested	6 months
Holder’s business ceases to be a subsidiary of Thomson Reuters (2007)			6 months. However, if the holder dies following termination of employment, the exercise period is 1 year
Holder’s business is sold by Thomson Reuters (2008-2016)			6 months. However, if the holder dies following termination of employment, the exercise period is 1 year
Involuntary termination for Cause	Forfeited	Forfeited	N/A
Involuntary termination without Cause	Forfeited (2006) Remain exercisable (2007-2016)	Forfeited	N/A 3 months
Voluntary termination	Forfeited (2006) Remain exercisable (2007-2016)	Forfeited	N/A 3 months
Normal Retirement	Remain exercisable	Fully vested	6 months (2006) 3 years (2007-2008) 1 year (2009-2016)
Early Retirement	Remain exercisable	Partially vested, reduced by 5% for each year that the holder retired prior to Normal Retirement	6 months (2006) 3 years (2007-2008) 1 year (2009-2016)
Disability	Remain exercisable	Fully vested	6 months (2006) 1 year. However, if holder was eligible for Normal Retirement at the time of termination due to Disability, 3 years (2007-2008) 1 year (2009-2016)
Death	Remain exercisable	Fully vested	1 year (2006; 2009-2016) 1 year. However, if holder was eligible for Normal Retirement at the time of Death, 3 years after termination (2007-2008)

For TRSUs, pursuant to award terms and conditions, units would have accelerated vesting or would be forfeited as set forth below.

Termination Event	Unvested TRSUs
Sale of the holder’s business by Thomson Reuters	Fully vested
Termination other than Normal Retirement, Disability, Death or sale of holder’s business (i.e., involuntary termination with/without cause or voluntary termination)	Forfeited
Normal Retirement	Fully vested
Early Retirement	Forfeited
Disability	Fully vested
Death	Fully vested

For PRSUs, pursuant to award terms and conditions, units would vest or be forfeited as set forth below.

Termination Event	Unvested PRSUs; Before 2 1/2 years of 3 year performance period	Unvested PRSUs; After 2 1/2 years of 3 year performance period
Sale of the holder’s business by Thomson Reuters	Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period	Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period
Termination other than Retirement, Disability, Death, sale of holder’s business or involuntary termination with cause (i.e., involuntary termination without cause)	Forfeited

Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period

For awards granted in 2014 and 2015, there is no pro rata vesting in the event of voluntary termination

Normal Retirement Early Retirement Disability Death	Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period	Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period
Involuntary termination with cause or voluntary termination	Forfeited	Forfeited

For pensions, Messrs. Smith, Bello and Warwick and Ms. Taylor Martin would not be entitled to incremental pension-related payments or benefits in connection with a termination of employment. Information regarding their pension benefits is included in the “Defined Benefits Plans Table” earlier in this circular. As noted in the “Pension and Other Retirement Benefits” section of this circular, Mr. Craig does not participate in our defined benefit pension plans.

For benefits, amounts reflect the estimated amount for executive physicals, tax, financial planning and outplacement assistance and the continuation of generally available health and welfare benefits during the applicable period following termination.

Messrs. Smith and Bello are currently eligible for early retirement and Mr. Warwick is currently eligible for normal retirement.

Our named executive officers do not have a right to receive a gross-up for any taxes that might be due upon termination.

In the event of termination without cause, each named executive officer would be required to provide a release and waiver of employment and other claims in favor of our company in connection with receiving severance benefits.

Amounts actually received should any of the named executive officers cease to be employed will vary based on factors such as the timing during the year of any such event, our share price, the executive’s age, the circumstances of termination and any changes to our benefit arrangements and policies.

Each named executive officer may be eligible to receive certain incremental payments and benefits upon termination of employment under various circumstances. The table below includes the value of incremental compensation that would be available to each named executive officer upon the applicable specified event. Payments and benefits contemplated by plan or award terms and conditions are not reflected in the table. Amounts reflected in the table for Ms. Taylor Martin and Mr. Craig have been translated to U.S. dollars using the average GBP/U.S. dollar exchange rate of GBP 1 = US$1.5253 for 2015.

The amounts in the table assume that:

•	The officer left our company on December 31, 2015; and

•	The price per share of our common shares on the NYSE on that date was $37.85 (which reflects the closing price on December 31, 2015, which was the last trading day of the year).

Estimated incremental values

	Involuntary termination without cause	Early Retirement	Involuntary termination for cause or voluntary resignation	Termination for good reason	Death or Disability	Change of control
James C. Smith
Severance	3,100,000	–	–	–	–	3,100,000
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	80,000	80,000	–	–	80,000	–
Total	3,180,000	80,000	–	–	80,000	3,100,000
Stephane Bello
Severance	1,888,000	–	–	–	–	1,888,000
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	80,000	–	–	–	80,000	–
Total	1,968,000	–	–	–	80,000	1,888,000
Susan Taylor Martin
Severance	2,082,086	–	–	–	–	2,082,086
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	80,000	–	–	–	80,000	–
Other*	413,768					413,768
Total	2,575,854	–	–	–	80,000	2,495,854
Peter Warwick
Severance	1,642,000	–	–	–	–	1,642,000
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	80,000	–	–	–	80,000	–
Total	1,722,000	–	–	–	80,000	1,642,000
David W. Craig
Severance	1,729,733	–	–	–	–	1,729,733
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	80,000	–	–	–	80,000	–
Total	1,809,733	–	–	–	80,000	1,729,733

* Reflects the estimated amount of certain expatriate benefits that would be provided to Ms. Taylor Martin, who is on a company-requested long-term assignment to the United States, that are incremental to our standard expatriate benefits for senior executives at her level.

Indebtedness of Officers, Directors and Employees

As of March 16, 2016, none of our current or former executive officers or directors were indebted to our company or any of our subsidiaries. The following table sets forth certain indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) of the current and former officers, directors and employees of our company and our subsidiaries as of March 16, 2016. A significant portion of the indebtedness reflected in the table below is owed by current employees to certain of our subsidiaries in connection with a business unit-level compensation arrangement.

AGGREGATE INDEBTEDNESS
Purpose	To Thomson Reuters or its subsidiaries	To another entity
Share purchases	–	–
Other	Approximately $1.1 million	–

Directors’ and Officers’ Indemnification and Insurance

We provide indemnification to our directors to the extent permitted by applicable laws and regulations.

Under the Business Corporations Act (Ontario) (OBCA), our company may indemnify a present or former director or officer or another individual who acts or acted at our company’s request as a director or officer or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with our company or other entity, if the individual acted honestly and in good faith with a view to the best interests of our company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our company’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.

Pursuant to our organizational documents, we are required to indemnify the individuals referred to above and the heirs and legal representatives of such individuals to the extent permitted by the OBCA.

We maintain, at our expense, a directors’ and officers’ liability insurance policy that provides protection for our directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of up to $100 million for each claim and $100 million in the aggregate and there is no deductible for this coverage. The insurance applies in circumstances where we may not indemnify our directors and officers for their acts or omissions. Annual gross premiums paid by our company relating to directors’ and officers’ liability insurance are currently approximately $1.8 million.

Additional Information

NON-IFRS FINANCIAL MEASURES

Certain financial measures discussed in this circular, such as revenues from ongoing businesses before currency, underlying operating profit margin, free cash flow, adjusted EBITDA margin, adjusted EBITDA less capital expenditures, adjusted earnings per share (EPS) and return on invested capital (ROIC), are non-International Financial Reporting Standards (IFRS) financial measures. In the “Compensation Discussion and Analysis” section of this circular, we explain why we use certain non-IFRS measures as part of our annual and long-term incentive awards. For reconciliations to the most directly comparable IFRS measure, please see the MD&A section of our 2015 annual report. Adjusted EBITDA less capital expenditures and free cash flow, as discussed in this circular and as used for incentive compensation purposes only, are reconciled to earnings from continuing operations and net cash provided by operating activities, respectively, as disclosed and reconciled in our 2015 annual MD&A. Non-IFRS financial measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

COMMUNICATION WITH THE BOARD

Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Deirdre Stanley, Executive Vice President, General Counsel & Secretary, Thomson Reuters, 3 Times Square, New York, New York 10036, United States.

2016 ANNUAL MEETING - QUESTIONS FROM SHAREHOLDERS

At the annual meeting, shareholders in attendance will be provided with an opportunity to ask questions to our board, CEO and CFO. If you are a shareholder who is viewing the meeting by webcast or is unable to attend this year’s meeting in person but have a question, you may e-mail your question to investor.relations@thomsonreuters.com or mail your question to the Executive Vice President, General Counsel & Secretary at the address noted above in the “Communication with the Board” section. While we will seek to respond to as many shareholder questions as possible at the meeting, we cannot assure you that all questions will be able to be addressed at the meeting. If we are unable to address your question at the meeting, we will separately provide a response to you.

WHERE TO FIND CORPORATE GOVERNANCE AND CONTINUOUS DISCLOSURE DOCUMENTS

Our Code of Business Conduct and Ethics, corporate governance guidelines and charters for the Audit Committee, Corporate Governance Committee and HR Committee and position descriptions for the Chairman, Lead Independent Director, CEO and the Chair of each committee are available in print free of charge to any shareholder who requests a copy in writing to: Thomson Reuters, Attention: Investor Relations Department, Metro Center, One Station Place, Stamford, Connecticut 06902, United States or by an e-mail request sent to investor.relations@thomsonreuters.com. These documents are also available on our website, www.thomsonreuters.com.

Financial information about our company is provided in our consolidated financial statements and MD&A. You can obtain copies of these financial statements and MD&A by contacting our Investor Relations Department by mail or e-mail as indicated in the paragraph immediately above. You can also find these financial statements and MD&A on our website, www.thomsonreuters.com. Additional information regarding our Audit Committee that is required to be disclosed pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 is included in our 2015 annual report.

You may access other information about our company, including our continuous disclosure materials, reports, statements and other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov. A copy of our corporate governance guidelines has been filed on SEDAR and EDGAR and is incorporated by reference in this circular.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

ADDITIONAL DIRECTOR DISCLOSURE

Since 1992, Mr. Olisa has been chairman of two boutique merchant banks that provide advisory services to technology companies, some of which are or have been early stage. Mr. Olisa serves on the board of directors of a number of these companies. He was previously a director of Axellis Limited which was dissolved after liquidation proceedings in the U.K. in 2012.

THOMSON REUTERS TRUST PRINCIPLES AND THOMSON REUTERS FOUNDERS SHARE COMPANY

Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its independence, integrity and freedom from bias in the gathering and dissemination of information and news.

The Thomson Reuters Trust Principles are:

•	That Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;

•	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

•	That Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;

•	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

•	That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The directors of the Thomson Reuters Founders Share Company have a duty to ensure, to the extent possible, that the Thomson Reuters Trust Principles are complied with. We have issued a Founders Share to the Thomson Reuters Founders Share Company which enables it to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles. The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, journalism, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board currently has two representatives on the nomination committee and the Thomson Reuters Founders Share Company’s board has five representatives, including its chairman, who also chairs the committee. Other members are representatives of the press associations from the United Kingdom, Australia and New Zealand. Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Thomson Reuters Trust Principles and to exercise its voting rights to give effect to this support. For additional information about the Thomson Reuters Founders Share Company, its directors and a Founders Share that our company has issued to the Thomson Reuters Founders Share Company, please see our 2015 annual report.

SHARE REPURCHASES

In 2015, we filed a notice of intention to make a normal course issuer bid to enable us to purchase up to 30 million common shares. In February 2016, we amended the notice of intention to increase the maximum number of shares that we can purchase under the bid to 39.2 million. The notice provides that we may purchase these shares between May 28, 2015 and May 27, 2016 at prevailing market prices in amounts and at times to be determined by our company. We may make purchases through the TSX or the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law by a registered investment dealer (or an affiliate of the dealer), including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. Common shares that we purchase under the bid are cancelled. In 2015, we repurchased 35,927,984 common shares at an average price per share of $39.40. A copy of the notice of intention (as originally filed and as amended) is available at www.sedar.com and www.sec.gov and may also be obtained without charge from our Investor Relations Department at the address listed above.

Directors’ Approval

The board of directors of Thomson Reuters Corporation has approved the contents of this circular and the mailing of the circular to our shareholders.

Deirdre Stanley

Executive Vice President, General Counsel & Secretary

March 24, 2016

Appendix A

Stock Incentive Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Directors who are not employees or officers of our company are not eligible to participate in the plan.
Purpose	Provide an additional incentive to participants, encourage stock ownership by them and thereby increase their proprietary interest in our company’s success and their desire to remain with Thomson Reuters.
Maximum number of shares issuable	50,000,000 shares
Shares issued as of December 31, 2015	26,740,618 shares, representing approximately 3.5% of our total issued and outstanding shares
Shares available for issue as of December 31, 2015	23,259,382 shares. In 2015, we issued approximately 3.6 million shares under the plan, which represented approximately 0.47% of our total issued and outstanding shares as of year-end.
Stock options and RSUs granted in 2015	Total awards granted in 2015 represented approximately 0.61% of our total issued and outstanding shares as of year-end. Of this amount, options granted in 2015 represented approximately 0.34% and RSUs granted in 2015 represented approximately 0.27%.
Total stock options and RSUs outstanding as of December 31, 2015	Total awards outstanding as of year-end 2015 represented approximately 2.11% of our total issued and outstanding shares. Of this amount, options outstanding as of year-end represented approximately 1.15% and RSUs outstanding as of year-end represented approximately 0.96%.
Other limits	The maximum number of shares that may be issued under the stock incentive plan is 50,000,000 (provided that not more than 5,000,000 shares may be issued under grants other than stock options, stock appreciation rights (SARs) or RSUs). Shares may consist, in whole or in part, of common shares issued from treasury or purchased on the open market or any combination thereof.
The maximum number of shares that may be issued under plan awards held by any one person under the plan must not exceed 5% of our outstanding common shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the plan to any individual during any one-year period is 2,500,000.
The maximum number of shares which may be issued under plan awards held by a participant granted under the plan and under any other share compensation arrangement of Thomson Reuters (i) to all “insiders” may not exceed 10% of the aggregate number of our outstanding common shares as determined on a non-diluted basis, and (ii) to all “insiders” and such insiders’ “associates” during any one-year period may not exceed 5% of the aggregate number of our outstanding common shares as determined on a non-diluted basis.
The maximum number of shares that may be issued through incentive stock options (ISOs) under the plan is 5,000,000. Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised are available for new awards under the stock incentive plan.
Types of awards that may be issued	Non-qualified stock options, ISOs, SARs and awards of RSUs. Through March 18, 2016, we have only issued non-qualified stock options and RSUs under this plan.
Maximum option term	10-year expiration date from the date of grant.
Exercise price of options	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of options	Stock options must be vested before they can be exercised. Options vest 25% each year over a four year period.
Expiration of options	Options, SARs and RSUs cease to be exercisable according to the terms of the applicable award agreement, or as may be determined by the HR Committee, in the event that a participant ceases to be an employee or officer of Thomson Reuters. Options, RSUs and PRSUs granted in 2015 are subject to early expiration or vesting in certain circumstances, including death, disability, retirement and termination.

Stock Incentive Plan
Plan amendments and changes

The board and/or the HR Committee may make any amendments to the plan or any outstanding award without seeking shareholder approval, except for an amendment which:

●     increases the maximum number of shares that can be issued under the plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

●    increases the maximum number of shares which may be issued under the awards held by a participant;

●     reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

●    extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period;

●    changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;

●    changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

●    extends eligibility to participate in the stock incentive plan to a director who is not an employee or officer of our company;

●    changes the rights attaching to our common shares; or

●     is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant.

Exercise process	Cashless exercises permitted, as well as cash payments.
Transfers and assignments	Not possible other than by will or the laws of descent and distribution, a transfer by a participant to an entity which is controlled by a participant or a transfer to a former spouse or domestic partner of a participant in connection with a legal obligation or settlement. The HR Committee may also determine at the time of grant or thereafter that an award (other than an ISO) is transferable, to the extent permitted by applicable law, in whole or in part and in such circumstances and under such conditions as specified by the HR Committee.

Phantom Stock Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Non-employee directors are not eligible to participate in the plan.
Purpose	If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, we may allocate units under this plan to executive officers and senior employees.
Maximum number of shares issuable	Not applicable, since all awards are cash-based.
Issued as of December 31, 2015	Not applicable, since all awards are cash-based.
Available for issue as of December 31, 2015	Not applicable, since all awards are cash-based.
Types of awards that may be issued	SARs and other cash-based awards.
Maximum SAR term	10-year expiration date from the date of grant.
Exercise price of SARs	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of SARs	SARs must be vested before they can be exercised. SARs vest 25% each year over a four year period.
Expiration of SARs	Identical to the provisions of the stock incentive plan described above.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Exercise process	Election made to Corporate Human Resources Department; no payments due upon exercise.
Transfers and assignments	Identical to the provisions of the stock incentive plan described above.

Deferred Compensation Plan
Eligibility	Limited number of key executives in the United States.
Purpose	Provide specified benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Thomson Reuters.
Maximum number of shares issuable	7,000,000 shares
Shares issued as of December 31, 2015	1,096,698 shares, representing approximately 0.14% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2015	5,903,302 shares
Types of equity-based awards that may be issued	Deferred share units (DSUs)
Types of deferrals	Annual base salary as well as annual/long-term incentive awards.
Election process	Irrevocable elections to participate in the plan are made before the beginning of the year.
Value of DSUs	Deferred cash can be converted into DSUs based on the closing price of our common shares on the day before the deferral or conversion. If a participant elects to hold DSUs, we credit his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. DSUs accumulate notional equivalents of dividends paid on our common shares.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Vesting process	Participants are automatically vested in their DSUs. Matching DSUs vest as described above.
Transfers and assignments	Substantially similar to the provisions of the stock incentive plan described above.

Employee Stock Purchase Plans
Eligibility	Designated employees in the United States, United Kingdom, Canada and other countries.
Purpose	Provide eligible employees with an opportunity to purchase shares and to further align their interests with those of our shareholders.
Maximum number of shares issuable	21,000,000 shares (comprised of 15,000,000 for U.S. employee stock purchase plan and 6,000,000 for global employee stock purchase plan).
Shares issued as of December 31, 2015	11,471,136 shares, representing approximately 1.5% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2015	9,528,864 shares, comprised of 6,194,959 shares for the U.S. ESPP and 3,333,905 for the global ESPP.
Types of equity-based awards that may be issued	Common shares
ESPP - key terms

●    The ESPP is voluntary. Eligible employees contribute to the ESPP through payroll deductions by designating from 1% to 10% of eligible compensation to be withheld.

●    On the last business day of each calendar quarter, we use accumulated payroll deductions to buy common shares for participants. The price paid for shares is 85% of the closing price (i.e., a 15% discount) of our common shares on the NYSE on the last trading day of the quarter. Non-U.S. participants purchase shares in the local foreign currency equivalent of this amount.

●    A minimum holding period applies to all shares purchased under the ESPP, unless participants in a particular country are exempted from this requirement due to legal, regulatory or tax considerations. While a participant is a Thomson Reuters employee, if he or she is subject to a holding period, then shares purchased at the end of a calendar quarter may not be sold until the next quarterly offering period ends.

●    Employees may elect to change or suspend payroll deductions during each quarterly offering period and may elect to withdraw from the ESPP at least 10 business days before a quarterly purchase date. If an individual ceases to be an eligible employee of Thomson Reuters, he or she is considered to have withdrawn from the ESPP. If ESPP enrollment is cancelled, an employee may withdraw all of his or her payroll deductions from the ESPP that have not been used to purchase shares.

Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Transfers and assignments	Not possible other than by the laws of descent and distribution.

401(k) Retirement Savings Plan
Eligibility	Substantially all of our U.S. employees.
Purpose	Provide eligible employees with a tax-qualified company-sponsored retirement savings plan.
Maximum number of shares issuable	Shares for our 401(k) retirement savings plan are currently purchased in the open market.
Shares issued as of December 31, 2015	Not applicable, since shares are purchased in the open market.
Shares available for issue as of December 31, 2015	Not applicable, since shares are purchased in the open market.
Contributions	Participating employees can contribute up to 25% of their eligible compensation on a combined before-tax or after-tax basis. We also make a company matching contribution to amounts contributed by participating employees. For participants in a U.S. defined benefit pension plan, the amount of company matching contributions is 50% of the first 6% of eligible compensation that is contributed by the participant. Employees who do not participate in a U.S. defined benefit pension plan receive company matching contributions equal to 100% of the first 4% of eligible compensation that they contributed. The maximum before-tax contribution that could be made by a participating employee in 2015 was $18,000 per year (or $24,000 per year for certain participants age 50 and over).
Investment options	As of March 18, 2016, the plan had a number of different investment options, one of which was a company stock fund. The company stock fund no longer receives new contributions from plan participants. Employees previously only contributed to the company stock fund if they elected to do so. In the second half of 2016, we are planning to remove the Thomson Reuters company stock fund as an investment option for this plan and participants’ balances in the company stock fund will be transferred to a different investment option within the plan.
Plan amendments	Substantially similar to the provisions of the stock incentive plan described above. In 2015, we made certain technical amendments to this plan, primarily related to acquisitions and dispositions of businesses and for administrative purposes. These amendments did not require shareholder approval.

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